UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 16 June, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


FOR IMMEDIATE RELEASE                                               16 JUNE 2005


                           Allied Irish Banks, p.l.c.

                                 Trading Update



Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its half year close period.



The half year to 30 June 2005 is the first time we will report under International Financial Reporting Standards (IFRS). For ease of comparison, the following information and related comments are attached to this update:

  - An audited restatement of 2004 Group profit and loss account and balance sheet. This reflects the IFRS standards which are required to be applied to 2004.
  - An unaudited proforma of 2004 profit and loss account. In addition to the above restatement, further standards (IAS 32, IAS 39, IFRS 4) will affect our 2005 results. Where practical and as elaborated on in the attachment to this update, the proforma is presented as if these standards had applied to 2004.

The impact of IFRS on our financial performance is less than that previously outlined at our briefing on 1st March. Proforma IFRS earnings per share (EPS) in 2004 are 127.1c (125.6c previously outlined).





The strong, consistent and broad based performance we reported in 2004 is continuing this year. The key drivers of income growth remain unchanged. High rates of increase in both loans and deposits reflect further market share gains in targeted sectors and products in each of our franchises. Customer demand for our suite of deposit products has increased, notably in the Republic of Ireland. Income growth is expected to outpace cost growth again in 2005 - at an overall level and also within each of our operating divisions. The momentum in our operating divisions and the contribution we anticipate from our successful partnership with M&T are being complemented by strong asset quality.



At our IFRS briefing on 1st March and at our subsequent AGM, we said that we expected earnings per share for 2005 would be within a range of 135c - 137c. Based on strong current business trends and pipelines, together with better than anticipated asset quality, we are increasing our EPS guidance. We are now targeting EPS in 2005 to be in a range of 138c - 140c. This compares to the aforementioned 2004 base of 127.1c. Growth at the interim stage is expected to be particularly strong due to a very low bad debt provision charge.

This guidance for 2005 assumes:

- c. 1% adverse impact on EPS anticipated from currency translation of earnings.

- zero volatility due to accounting hedge ineffectiveness under IFRS. However, some volatility will arise and this will be disclosed separately in our accounts.



We are making good progress in an enterprise wide programme to enhance and integrate our risk management and compliance functions - a point acknowledged by S&P when that agency recently upgraded AIB's long term ratings. We have also initiated a comprehensive programme to review and improve all our operations and systems across the enterprise. Over time this action will generate further productivity, service quality and operational risk benefits.



We are actively managing our capital and funding positions. Both are well capable of supporting our ambitious organic growth plan.



REPUBLIC OF IRELAND DIVISION

The Irish economy continues to provide very favourable conditions for our business. We expect GDP growth of around 6% this year.



We are reinforcing our position as the leading retail and commercial bank in Ireland. Customer demand for our products and services is strong. The special focus our relationship managers are placing on deposit growth and our competitive pricing are being very well received by customers and we are on track to increase deposits by around 15% in 2005. Loans are targeted to grow by over 20% reflecting our prime position in both the business and personal lending markets. In mortgages, we are growing our book at a similar rate to the overall market. This is being achieved by harvesting the potential of our customer base while maintaining prudent repayment capacity and loan to value criteria.



The impact of competition is largely unchanged and continues to be most evident in an increased demand for lower margin deposit and mortgage products. We remain in a strong competitive position, sustained by our model of identifying customer needs and offering good value products and services.



Ark Life is performing in line with expectations to achieve a higher operating profit this year compared to 2004 proforma IFRS outturn.





GREAT BRITAIN AND NORTHERN IRELAND DIVISION

Our business banking franchise in Great Britain is performing strongly and continues to gain share in our chosen sectors. The ongoing investment that we are making in our people, locations and systems is reflected again this year by strong increases in deposit and loan volumes. Our loan book is characterised by a combination of fast growth and high quality. The resilience of the loan book is underpinned by our in depth knowledge of the limited number of mid market business sectors in which we participate. We do not participate in the consumer credit market and our focus in the personal market is largely confined to individuals with whom we already have a business banking relationship.



In Northern Ireland First Trust is growing profits in line with expectations. Superior productivity relative to our larger rivals enables us to outperform in a highly competitive banking environment. We anticipate loans and deposits to grow in double digits.



We are targeting growth in loans and deposits for the division overall this year to be close to 25% and 20% respectively.





CAPITAL MARKETS

Customer revenues continue to be the key dynamic that places us on track to deliver another year of significant growth.



Corporate Banking remains the cornerstone of the division's profit. Loans in 2005 are targeted to increase by around 20% reflecting strong customer demand in both our domestic and international businesses. This growth is being achieved despite competitive forces driving prices down which has moderated our volume growth. We are maintaining our pricing discipline to ensure we continue to generate good risk adjusted returns relative to our cost of capital.



Treasury is benefiting from the resilience of customer relationships and is on track to achieve a good performance. In line with our conservative approach to proprietary trading, utilisation of our risk limits remains modest and the embedded value in our investment portfolios is positive.



Investment Banking is performing well and in line with expectations.



POLAND DIVISION

We expect to achieve good growth in 2005 on the much higher base of profits achieved following a very strong recovery in 2004.



Non interest income remains the principal driver of revenue. Notable features of this year's performance are the strong growth and market share gains we are achieving in electronic payment, investment fund and stockbroking fees. Deposit volumes are expected to increase by around 10%. Our corporate loan volumes are outperforming a still contracting market and while we are maintaining our share of local currency mortgages, we are not promoting higher risk f.x. mortgages. We are targeting an overall single digit increase in our loan book. Asset quality remains best in class and continues to improve.



Cost management is good and we expect income to grow faster than costs this year.





M&T BANK CORPORATION

Our partnership with M&T is progressing well and meeting all our expectations. At its Q1 results announcement, M&T reaffirmed guidance for double digit growth in diluted GAAP earnings per share for 2005. Features of the Q1 results included good demand for commercial loans, very resilient asset quality and tight cost management.



M&T management have said that their primary focus at present is on an organic growth agenda and to extract further synergies from the successful merger with Allfirst.



Under IFRS we are now accounting for our share of M&T profits based on our average shareholding for the period (22.7% for 2004).





MARGINS

We continue to expect a reduction in our net interest margin to approximate 20 bps in 2005. The single biggest factor behind the attrition - loans growing faster than deposits - is unchanged. A combination of lower rates for the reinvestment of customer account funds, business mix and competition are lesser contributory factors.





NON INTEREST INCOME

A constant currency increase of around 7% is expected this year. The move to Effective Interest Rate under IFRS reduces the rate of growth in non-interest income - lending related fees are reflected in interest income and not non-interest income as heretofore. Increased account activity, corporate banking fees and the aforementioned performance in Poland are the primary sources of growth.





COSTS

We expect constant currency total costs this year to increase by around 6%. Growth at the interim stage is likely to be higher, mainly due to a ramp up in costs incurred from the second half of 2004 and continuing in 2005 to ensure compliance with a host of new regulatory requirements e.g. Sarbanes Oxley, Basel II.

The cost performance reflects tight management in the context of our strong business growth.





ASSET QUALITY

High quality is a consistent feature of the credit portfolios across our franchises. In the year to date we have had a very low level of gross new non-performing loans combined with strong recoveries. This is likely to mean that we will report a particularly low bad debt charge at the interim stage. The charge is also positively influenced by the new IFRS incurred loss provision rule. Our portfolio reviews do not point to a deterioration in quality. However, in view of our very strong and consistent loan growth, we believe the current experience to be exceptional. We now expect the charge in 2005 to be less than 20 bps of average loans, although IFRS makes forecasting more difficult.



NOTE

Group results for the half-year ended 30th June 2005 will be announced on 3rd August 2005.



                                     -ENDS-



For further information please contact:
Alan Kelly                                       Catherine Burke
Head of Group Investor Relations                 Head of Corporate Relations
AIB Group                                        AIB Group
Bankcentre                                       Bankcentre
Dublin 4                                         Dublin 4
Tel: +353-1-6600311 ext. 12162                   Tel: +353-1-6600311 ext. 13894





                           Allied Irish Banks, p.l.c.

                               Transition to IFRS

                   Restatement of 2004 financial information




Contents


                                                                                                            Page

Introduction                                                                                                   2
Summary                                                                                                        3
Commentary                                                                                                     4
Consolidated preliminary income statement                                                                      7
Consolidated preliminary balance sheet                                                                         8
Summarised IFRS segmental information                                                                          9
Changes in accounting policies - key differences from Irish Generally
Accepted Accounting Principles
                                                                                                              10
Special purpose audit report                                                                                  21
Special purpose review report                                                                                 23

Appendices
1.Basis of preparation                                                                                        25
2.Provisional IFRS accounting policies                                                                        27
3.Reconciliation of consolidated preliminary balance sheet at 1 January 2004                                  38
4.Restated financial information for the year end 31 December 2004                                            39
5.Reconciliation of consolidated preliminary balance sheet at 1 January 2005                                  41
6.Restated financial information for the half-year end 30 June 2004                                           43
7.Pro-forma financial information                                                                             45





FORWARD-LOOKING STATEMENT

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements on the impact of International Financial Reporting Standards are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.






Introduction

Up to and including the year ended 31 December 2004, AIB's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). On 1 January 2005, AIB Group ('the Group'), in common with other listed entities within the European Union ('EU'), implemented the requirements of International Financial Reporting Standards and International Accounting Standards (collectively, 'IFRS') for the first time and these will be used for the purpose of preparing financial statements for the year ending 31 December 2005.

This document sets out the impact of these changes upon the Group's financial position and reconciles the restated comparatives to previously published 2004 IR GAAP financial statements.

Comparative information for 2004 has been restated to take into account the requirements of all of the IFRSs except for IAS 32 'Financial Instruments:
Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts'. These three standards have been implemented with effect from 1 January 2005 and the opening balance sheet at this date has been adjusted accordingly.

Provisional accounting policies that the Group proposes to adopt in the preparation of its 2005 half-year and full-year results are also provided. These provisional accounting policies are in accordance with all standards and related interpretations that have been or are expected to be endorsed by the EU, and with all extant accounting standards and interpretations issued by the International Accounting Standards Board ('IASB').

Further standards and interpretations may be issued that could be applicable for financial years ending in 2005 or later but with the option for earlier adoption. The Group's first annual IFRS financial statements may, therefore, be prepared in accordance with different accounting policies to those used in this document and, as a result, the financial information in this document could be subject to change.






Summary

From 1 January 2005 the Group has been using International Financial Reporting Standards (IFRS). Although the move to IFRS changes the timing of earnings recognition, it is important to note that it does not impact on business fundamentals or cash flows. The implementation of IFRS may result in greater earnings volatility in future periods and the Group will endeavour to present the performance in a manner in which underlying business performance and trends are identifiable.

2004 Earnings restatement

The results for 2004 have been restated to take account of the International Financial Reporting Standards implemented with effect from 1 January 2004.This restatement of results for 2004 excludes adjustments for standards implemented with effect from 1 January 2005. The main changes to the 2004 profit and loss account resulting from the restatement are as follows:


                                                                               Year to December 2004
                                                                             IR        IFRS        Increase/
                                                                           GAAP     Audited       (decrease)
                                                                          EUR m       EUR m            EUR m
Total income                                                              3,264       3,608              344
Operating expenses                                                        1,886       1,894                8
Profit on ordinary activities before taxation                             1,418       1,430               12
Basic earnings per share                                                 122.9c      132.0c             9.1c



- Group profit on ordinary activities before taxation increased by EUR 12 million to EUR 1,430 million.

- Group profit attributable to ordinary shareholders increased by EUR 78 million to EUR 1,125 million.

- Basic earnings per share increased by EUR 9.1c from EUR 122.9c to EUR 132.0c.

The changes impacting basic earnings per share primarily reflect the positive accounting treatment of goodwill partly offset by additional expense in respect of dividend withholding tax on undistributed associate undertaking profits and employee share option schemes.

2004 Pro-forma earnings restatement

As outlined above, the restatement of results for 2004 excludes adjustments for standards implemented with effect from 1 January 2005. IAS 32, IAS 39 and IFRS 4 have been implemented from 1 January 2005. Had these standards been implemented in 2004, it would have impacted the accounting for derivatives, loan impairment, income recognition on loans ('EIR'), insurance accounting and classification of financial instruments. Set out below are the pro-forma impacts of EIR, insurance accounting and classification of financial instruments in order to establish a 2004 pro-forma IFRS restatement. Accounting for derivatives and loan impairment are not included in the pro-forma restatement.



                                                                              Year to December 2004
                                                                          IFRS         IFRS        Increase/
                                                                       Audited    Pro-forma       (decrease)
                                                                         EUR m        EUR m            EUR m
Total income                                                             3,608        3,602              (6)
Operating expenses                                                       1,894        1,893              (1)
Profit on ordinary activities before taxation                            1,430        1,425              (5)
Basic earnings per share                                                132.0c       127.1c           (4.9c)



- 2004 pro-forma profit on ordinary activities before taxation reduced by EUR 5 million.
     - Effective interest rate adjustment reduced profit before taxation by EUR 28 million.
     - Insurance business (IFRS 4 / IAS 39 v embedded value accounting) reduced profit before taxation by EUR 24 million.
     - Classification of financial instruments increased profit before taxation by EUR47 million.

- Earnings per share reduced by EUR 4.9 c to EUR 127.1c.
     - Effective interest rate adjustment - EUR 2.5c decrease.
     - Insurance business - EUR 2.4c decrease.




Commentary on key differences

2004 Earnings restatement summary

The key differences between IFRS and IR GAAP impacting the profit and loss account for 2004 are described on pages 10 to 14 and the analysis of the impact of IFRS is detailed on page 39. These impacts are summarised below.


                                                                               Year to December 2004
                                                                             IR        IFRS        Increase/
                                                                           GAAP     Audited       (decrease)
                                                                          EUR m       EUR m            EUR m

Total income (1)                                                          3,264       3,608              344
Operating expenses (2)                                                    1,886       1,894                8
Share of operating profits of associated undertakings (3)                   201         132             (69)
Profit on ordinary activities before taxation                             1,418       1,430               12
Basic earnings per share (4)                                             122.9c      132.0c             9.1c




(1)   The EUR 344 million increase in total income reflects

(a) the reclassification of the cost of employee benefits from net interest income to operating expenses.
(b) line by line profit and loss consolidation of insurance business (Ark Life).

(2)    The EUR 8 million increase in operating expenses reflects

(a) line by line profit and loss consolidation of insurance business.
(b) the cost of employee benefits reclassified from net interest income.
(c) the charge in respect of share based payments.
(d) change in the treatment of software development costs.
(e) the benefit of not amortising goodwill in 2004.



(3) The share of after tax profits of associates is included as part of pre-tax profit. This reduces the share of operating profit of associated undertakings on the face of the profit and loss account by EUR 61 million with an offsetting reduction in the taxation charge. This classification is neutral from an earnings per share perspective. The application of IFRS to the results of associated undertakings also reduces the income from associated undertakings by EUR 8 million.



(4)    The EUR 9.1c increase in the basic earnings per share reflects

      (a) goodwill amortisation.                                      +9.2c

      (b) share based payments.                                       -1.2c

      (c) dividend withholding tax on associate company profits.      -0.6c

      (d) software development costs                                  +0.7c

      (e) other                                                       +1.0c




2004 Pro-forma earnings restatement summary

The additional impacts of applying IAS 32, IAS 39 and IFRS 4 are described on pages 15 to 20 and a pro-forma income statement for 2004 reflecting the impact of EIR, insurance accounting and classification of financial instruments is set out on page 45.



                                                                              Year to December 2004
                                                                          IFRS         IFRS        Increase/
                                                                       Audited    Pro-forma       (decrease)
                                                                         EUR m        EUR m           EUR m

Total income (1)                                                         3,608        3,602              (6)
Operating expenses                                                       1,894        1,893              (1)
Profit on ordinary activities before taxation                            1,430        1,425              (5)
Earnings per share (2)                                                  132.0c       127.1c           (4.9c)



(1) The decrease of EUR 6 million in total income reflects

(a) effective interest rate reduced total income by EUR 29 million.

(b) insurance business (Ark Life) reduced total income by EUR 24 million.

(c) classification of financial instruments increased total income by EUR 47 million.



(2) The 4.9c reduction in the earnings per share is outlined below

        IFRS EPS                                                                          132.0c
        EIR                                                                               (2.5c)
        Insurance business                                                                (2.4c)
        Pro-forma IFRS EPS                                                                127.1c





Balance sheet and shareholders' equity

The overall effect of the adoption of IFRS on the Group's balance sheet is set out below.


                                                                    31 December   1 January         Increase/
                                                                           2004        2005        (decrease)
                                                                        IR GAAP        IFRS
                                                                          EUR m       EUR m            EUR m
Balance sheet
Shareholders' equity                                                      5,581       6,750             1,169
Total assets                                                            102,240     102,819               579




The key differences between IFRS and IRGAAP are set out on pages 10 to 20 and the principal impacts of the transition to IFRS on equity at 1 January 2005 are set out below. The reconciliation of shareholders' equity at 31 December 2004 is set out in Appendix 4, and at 1 January 2005 incorporating the impacts of IAS 32, IAS 39 and IFRS 4, is set out in Appendix 5.



                                                                                                   EUR m
Dividends                                                                                            336
Effective interest rate                                                                             (65)
Impairment                                                                                           139
Available for sale securities                                                                        273
Derivatives                                                                                           38
Insurance accounting                                                                               (185)
Classification of financial instruments                                                              588
Other                                                                                                 45
                                                                                                   1,169



Total assets at 1 January 2005 increased by EUR 0.6 bn to EUR 102.8 bn, when compared to the IRGAAP balance sheet at 31 December 2004. The increase arose as a result of a number of different items which are detailed on pages 10 to 20. IFRS requires certain items, netted under previous GAAP, to be shown gross and this accounted for an increase of EUR 1.4bn, while other adjustments increased total assets by EUR 0.4bn. Consolidation of previous unconsolidated entities reduced total assets by
EUR 1.2 bn due to the elimination of intra group transactions giving a net increase in total assets of EUR 0.6 bn.


                                                                                   31 December       1 January
                                                                                          2004            2005
                                                                                       IR GAAP            IFRS
Capital Ratios                                                                               %               %
Tier 1 capital                                                                             7.9             8.3
Total capital                                                                             10.7            10.9




The treatment of some items in the calculation of regulatory capital has still to be finalised, although the effect, if any, is not expected to be material. The Tier 1 capital ratio increased to 8.3% and the total capital ratio to 10.9%. The higher ratios reflect the benefit from the transition adjustments to equity, primarily a timing difference on the recording of the ordinary dividend. The mark to market of available-for-sale debt securities and derivatives classified as cash flow hedges are both excluded from the regulatory capital calculation.




Consolidated preliminary income statement


                                                                                            Audited       Unaudited
                                                                                               IFRS            IFRS
                                                                                               year       half-year
                                                                                        31 December         30 June
                                                                                               2004            2004
                                                                                              EUR m           EUR m
Interest and similar income                                                                   4,035           1,838
Interest expense and similar charges                                                          1,901             817

Net interest income                                                                           2,134           1,021
Dividend income                                                                                  60              38
Fees and commissions income                                                                   1,051             507
Fees and commissions expense                                                                  (136)            (65)
Net trading income                                                                              235             103
Other operating income                                                                          264             142
Other income                                                                                  1,474             725

Total operating income                                                                        3,608           1,746

Insurance claims                                                                                309             156

Administrative expenses                                                                       1,739             833
Integration and restructuring costs                                                               9               -
Depreciation of property, plant and equipment                                                    67              32
Amortisation and impairment of intangible assets and goodwill                                    79              32
Total operating expenses                                                                      1,894             897

Group operating profit before provisions                                                      1,405             693
Impairment losses on loans and advances                                                       (114)            (55)
Provisions for contingent liabilities and commitments                                          (20)             (8)
Amounts written off fixed assets                                                                  1               -

Group operating profit                                                                        1,272             630
Share of profits of associated undertakings                                                     132              62
Profit on disposal of property                                                                    9               2
Profit on disposal of business                                                                   17              12

Group profit on ordinary activities before taxation                                           1,430             706
Taxation on ordinary activities                                                                 272             145

Group profit on ordinary activities after taxation                                            1,158             561
Profit attributable to minority interests                                                        29              17
Preference dividends                                                                              4               2
                                                                                                 33              19

Profit attributable to the ordinary shareholders
   of Allied Irish Banks, p.l.c.                                                              1,125             542

Earnings per EUR 0.32 ordinary share - basic                                                  132.0c           64.1c

Earnings per EUR 0.32 ordinary share - diluted                                                131.5c           63.9c





Consolidated preliminary balance sheet


                                                                    Audited      Audited   Unaudited        Audited
                                                                       IFRS         IFRS        IFRS           IFRS
                                                                  1 January  31 December     30 June      1 January
                                                                       2005         2004        2004           2004
                                                                      EUR m        EUR m       EUR m          EUR m
Assets
Cash and balances at central banks                                      887          887         599            838
Items in course of collection                                           368          368         625            339
Central government bills and other eligible bills                         -            -         153             45
Trading portfolio assets                                              7,957            -           -              -
Assets held at fair value through profit and loss                     1,871            -           -              -
Derivative financial instruments                                      2,581            -           -              -
Loans and advances to banks                                           2,538        2,540       2,741          2,633
Loans and advances to customers                                      65,692       64,738      59,258         51,091
Debt securities                                                           -       24,501      24,228         18,366
Equity shares                                                             -        1,641       1,470          1,300
Financial investments                                                15,720            -           -              -
Interests in associated undertakings                                  1,395        1,379       1,459          1,361
Intangible assets and goodwill                                          540          540         534            537
Property, plant and equipment                                           745          745         755            753
Other assets                                                          1,460        2,622       1,824          1,843
Deferred taxation                                                       204          228         166            161
Prepayments and accrued income                                          861          920         815            636

Total assets                                                        102,819      101,109      94,627         79,903

Liabilities
Deposits by banks                                                    20,428       20,428      23,838         18,094
Customer accounts                                                    50,151       50,151      47,740         43,813
Trading portfolio liabilities                                           332            -           -              -
Derivative financial instruments                                      2,541            -           -              -
Investment contract liabilities                                       2,422        2,422       2,344          2,085
Debt securities in issue                                             11,805       11,805       6,826          3,489
Insurance contract liabilities                                        1,465          864         733            799
Current taxation                                                        197          175         209            203
Other liabilities                                                     1,593        3,388       3,166          2,432
Accruals and deferred income                                            700          913         734            530
Retirement benefit liabilities                                          886          886         624            683
Provisions for liabilities and charges                                  122          122         115             87
Deferred taxation                                                        38           52          57             54
Subordinated liabilities                                              2,178        2,765       2,170          2,130

Total liabilities                                                    94,858       93,971      88,556         74,399

Shareholders' equity
Share capital                                                           294          294         293            290
Share premium account                                                 1,693        1,693       1,694          1,694
Other equity interests                                                  770          182         203            196
Reserves                                                              1,159          954         965            927
Profit and loss account                                               2,834        2,804       2,736          2,239
Shareholders' equity                                                  6,750        5,927       5,891          5,346
Minority interests                                                    1,211        1,211         180            158

Total shareholders' equity including minority interests               7,961        7,138       6,071          5,504

Total liabilities, shareholders' equity and minority interests      102,819      101,109      94,627         79,903





Summarised IFRS segmental information


                                                                                              Year 31 December 2004
                                                        AIB Bank    AIB Bank   Capital   Poland    Group      Total
                                                             ROI     GB & NI   Markets
                                                           EUR m       EUR m     EUR m    EUR m    EUR m      EUR m
Operations by business segments
Net interest income                                        1,206         416       360      174     (22)      2,134
Other income                                                 670         189       390      188       37      1,474

Total operating income                                     1,876         605       750      362       15      3,608
Insurance claims                                             309           -         -        -        -        309
Total operating expenses                                     838         305       403      245      103      1,894
Provisions                                                    44          13        29       29       18        133

Group operating profit/(loss)                                685         287       318       88    (106)      1,272
Share of operating (loss)/profit of
    associated undertakings                                  (1)           -         4        1      128        132

Profit on disposal of property                                 7           1         -        1        -          9
Profit on disposal of businesses                               -           -         4       13        -         17

Group profit on ordinary activities
    before taxation                                          691         288       326      103       22      1,430





                                                                                                  Half-year 30 June
                                                                                                               2004
                                                        AIB Bank    AIB Bank   Capital    Poland    Group     Total
                                                             ROI     GB & NI   Markets
                                                           EUR m       EUR m     EUR m     EUR m    EUR m     EUR m
Operations by business segments
Net interest income                                          584         201       174        81     (19)     1,021
Other income                                                 313          94       188        94       36       725

Total operating income                                       897         295       362       175       17     1,746
Insurance claims                                             156           -         -         -        -       156
Total operating expenses                                     406         152       186       118       35       897
Provisions                                                    28         (3)        17        21        -        63

Group operating profit/(loss)                                307         146       159        36     (18)       630
Share of operating profit of
    associated undertakings                                    -           -         3         -       59        62

Profit on disposal of property                                 -           1         -         1        -         2
Profit on disposal of businesses                               -           -         -        12        -        12

Group profit on ordinary activities
    before taxation                                          307         147       162        49       41       706





Changes in accounting policies - key differences from IRISH GAAP ('IR GAAP')

Changes applying to comparatives from 1 January 2004 (and to the IFRS balance sheet at that date)


IR GAAP                                                IFRS
(a) Basis of consolidation
In order to reflect the different nature of the        IAS 27 'Consolidated and separate financial
shareholders' and policyholders' interests in the      statements'
long-term assurance business, the value of long-term
assurance business attributable to shareholders and    requires that all entities are consolidated on a
the long-term assurance assets and liabilities         line by line basis, except in very limited
attributable to policyholders are classified under     circumstances. The assets and liabilities of the
separate headings in the consolidated balance sheet.   life assurance subsidiary will be consolidated on a
                                                       line by line basis and all intra group transactions
                                                       will be eliminated. The income and expense of the
                                                       life assurance subsidiary will be shown within each
                                                       relevant line item of the income statement whereas
                                                       under IR GAAP it was shown as a one line item.



                                                           Under IAS, movement in the value of the
                                                       long-term assurance business is presented net of
                                                       tax.

                                                           IFRS also requires the consolidation of certain
                                                       entities that was not required under IR GAAP,
                                                       including securitisation vehicles where appropriate.


    Under IR GAAP, movements in the value of the long-term assurance business attributable to shareholders, was presented in the profit and loss account grossed up at the statutory tax rate.



IFRS impact:

This is principally a change in presentation on the face of the income statement and balance sheet. The balance sheet also reduced slightly due to the elimination of intra group transactions.


(b) Interests in associated undertakings
The attributable share of income of associated              IAS 1 'Presentation of Financial Statements' requires
undertakings, based on accounts made up to the end of the   the Group to include its share of the income of
financial year, is included in the consolidated profit and  associated undertakings as a single item on a net of
loss account using the equity method of accounting.         tax basis in the consolidated income statement.

    The Group share of tax of associates is included within the Group's tax charge in the Group profit and loss account and disclosed separately in the notes to the accounts.

IFRS impact:

This is principally a change in presentation. Profit before taxation will reduce, and the taxation charge will reduce, with no impact on earnings per share.


(c) Finance leases
Income from finance leasing transactions is apportioned     Under IAS 17 'Leases', income from finance leasing
over the primary leasing period on an after tax basis in    transactions is apportioned over the primary leasing
proportion to the net cash investment using the investment  period at a rate calculated to give a constant rate of
period method.                                              return on the investment in the lease, without taking
                                                            into account the taxation flows generated by the lease.
    Rentals received in advance but not yet amortised to
the profit and loss account are included in other               Finance lease receivables are stated in the balance
liabilities.                                                sheet at the gross rentals receivable, less income
                                                            allocated to future periods and provisions for
                                                            impairment.

IFRS impact:

There is a change in the income recognition profile for individual transactions, but the overall impact on the income statement is not significant.

The reclassification of rentals received in advance from liabilities to assets reduces the size of the balance sheet.


Changes applying to comparatives from 1 January 2004 (and to the IFRS balance sheet at that date)


IR GAAP                                                    IFRS
(d) Software and software development costs

Operating software and application software are            IAS 38 'Intangible assets & system development costs'
capitalised with computer hardware within tangible fixed   requires capitalisation of computer software development
assets.                                                    costs as an intangible asset, where the entity will
                                                           generate future economic benefits from the asset, that
    AIB capitalises software development costs under FRS   will flow to the entity, and the cost of the asset can be
15, when it leads to the creation of a definable software  measured reliably. Capitalised costs are amortised over
asset, subject to a de-minimis limit.                      the software's estimated useful life.

IFRS impact:

The classification criteria of IFRS gives rise to a reclassification from tangible fixed assets to intangible assets, being the carrying value of previously recognised operating software.

The recognition requirements within IAS 38 increases shareholders' equity due to an increase in capitalised assets. The impact on the income statement is dependent on the level of internal expenditure on computer software development in any period. There will be some reclassification impact as administrative expenses will be lower with an increase in the depreciation / amortisation charge.




(e) Employee and retirement benefits
AIB implemented FRS 17 'Retirement Benefits' in the       The approach within IAS 19 'Employee Benefits' is similar
preparation of its accounts for the year ended 2001.      to FRS 17. AIB will continue to recognise the actuarial
                                                          gains and losses directly in equity through the statement
    The current service cost and past service cost of the of recognised income and expense.
defined benefit schemes is charged to operating profit
and the expected return on assets, net of the change in       The cost of providing pensions and post retirement
the present value of the scheme liabilities arising from  benefits is shown within administrative expenses and the passage of time, is credited to other finance income. analysed in the notes to the accounts.

    Pension scheme assets are recognised in the balance     Pension scheme assets are recognised in the balance
sheet at their fair value based on current mid prices.    sheet at their fair value based on current bid prices.

    The net pension scheme liabilities are shown in the       Deferred taxation relating to the recognition of the
balance sheet net of deferred taxation.                   net pension scheme liabilities is shown within deferred
                                                          taxation.
    The cost of providing benefits such as subsidised
loans and preferential rates on deposits is charged to    Under IAS 19, the cost of providing these benefits should
net interest income as it arises.                         be recognised within employee costs, over the expected
                                                          service lives of the employees.





IFRS impact:

There is a presentation change on the face of the income statement. Other finance income, which is the expected return on pension scheme assets net of the change in value of plan liabilities, is now shown within administrative expenses. This gives rise to a reduction in operating expenses with no impact on profit before taxation. There is also a presentation change on the face of the income statement arising from the change in accounting treatment of certain benefits with an increase in net interest income and an increase in administrative expenses.

The change in the manner in which deferred tax on the net pension scheme liabilities is presented gives rise to a gross up of deferred tax assets and pension scheme liabilities.

A transition adjustment arises on the application of IAS 19 which increases the retirement benefit liabilities and reduces shareholders' equity.


Changes applying to comparatives from 1 January 2004 (and to the IFRS balance sheet at that date)



IR GAAP                                                 IFRS


(f) Taxation

Subject to certain exceptions, deferred taxation is     Under IAS 12 'Income Taxes' deferred tax liabilities and
recognised in full in respect of timing differences     assets are generally recognised in respect of all
that have originated but not reversed at the balance    temporary differences, subject to assessment of the
sheet date.                                             recoverability of deferred tax assets. Deferred tax assets are recognised, only to the extent that it is probable
Deferred tax is not provided on timing differences      that sufficient taxable profits will be available against
arising:- on the revaluation of property when no        which these differences can be utilised.
commitment has been made to sell the asset; when a
taxable gain on the sale of an asset is rolled over         Unremitted earnings from subsidiary and associated
into replacement assets; or on the potential additional companies may result in a deferred tax liability unless tax that may be payable on the payment of a dividend by the entity is able to control the timing of remittances
a subsidiary or associated undertaking where no         and it is probable that the earnings will not be remitted
commitment has been made to pay a dividend.             in the foreseeable future.



IFRS impact:

Additional deferred tax balances arise on transition in respect of temporary differences not previously recognised. These include temporary differences relating to the revaluation of properties and the roll over of taxable gains and the additional tax that may arise on unremitted profits of associated and subsidiary companies.

There will be continuing income statement implications from IAS 12, particularly the requirement to reflect the additional tax that would be payable on the remittance of profits by associated companies.




(g) Foreign currency

Exchange adjustments arising from the retranslation of net IAS 21 'The Effects of Changes in Foreign Exchange
investments, net of hedging profits and losses, are        Rates' requires that all exchange differences arising
recognised in the statement of total recognised gains and  on the retranslation of a foreign operation with a different functional currency than the Euro, should be
losses.                                                    recognized in a foreign exchange reserve as a separate
                                                           component of equity.
    The profit on disposal of a foreign operation is
calculated based on the carrying value of the operation at     On disposal of a foreign operation the exchange
the date of disposal. Previous exchange translation gains  differences previously recognised in reserves relating
and losses remain in shareholders' equity.                 to that foreign operation are reversed and recognised
                                                           in the income statement in arriving at the profit or
                                                           loss on disposal.

                                                               IFRS 1 permits companies to deem cumulative
                                                           exchange differences as zero at 1 January 2004.



IFRS impact:

This will primarily be a presentational change within shareholders' equity. In addition, gains on any future disposals of subsidiaries will be higher or lower depending on whether the functional currency of the subsidiary has appreciated against the Euro since the later of 1 January 2004 or date of the acquisition or recognition of the increase in the investment through profits retained in the foreign operation.






Changes applying to comparatives from 1 January 2004 (and to the IFRS balance sheet at that date)



IR GAAP                                                   IFRS


(h) Intangible assets and goodwill
Goodwill and intangible assets arising on acquisitions of IFRS 1 'First-time adoption of International Financial subsidiary and associated undertakings prior to 1 January Reporting Standards' does not require the reinstatement
1998 have been written off to reserves in the year of
acquisition.                                              of goodwill previously written off to reserves.

    Goodwill, arising on the acquisitions of subsidiary       The book value of goodwill existing at 31 December
and associated undertakings since 31 December 1998, is    2003 under IR GAAP is carried forward under IFRS 1 from 1
capitalised as an asset on the balance sheet. Purchased   January 2004, subject to two adjustments. If there are
goodwill is the excess of cost over the fair value of the previously unrecognised intangible assets that meet
Group's share of net assets acquired. Intangible assets   recognition criteria under IAS 38 'Intangible Assets',
were not identified as a separate component of goodwill   these are reported separately to the extent that they are
on acquisitions arising prior to 31 December, 2004.       included in goodwill at the date of transition. In
                                                          addition, any adjustments to provisional fair values (and
    Goodwill is amortised to the profit and loss account  hence goodwill) made during the first twelve months after
over its estimated useful economic lives. The useful      an acquisition are reflected in the comparative
economic life of goodwill is determined at the time of    information.
acquisition, taking into consideration factors such as
the nature of the business acquired, the market in which      Under IFRS 3, 'Business Combinations' intangible
it operates and its position in that market.              assets are identified separately from purchased goodwill
                                                          acquisitions of subsidiary and associated undertakings.
    In all cases goodwill is subject to a maximum life of Intangible assets are capitalised as assets on the
20 years and is subject to an impairment review in        balance sheet and amortised over their expected lives and
accordance with FRS 11 'Impairment of Fixed Assets and    subject to regular impairment reviews. Goodwill is
Goodwill'.                                                capitalised as an asset, without amortisation but with
                                                          impairment reviews carried out at least on an annual
    On the disposal of subsidiary or associated           basis in accordance with IAS 36 'Impairment of Assets'.
undertakings, any unamortised goodwill together with      AIB will apply IFRS 3 to all acquisitions occurring after
goodwill previously written off directly to reserves is   1 January 2004.
included with the Group's share of net assets of the
undertaking disposed, in the calculation of the profit or     At the date of disposal of subsidiary or associated
loss on disposal.                                         undertakings, the related amount of goodwill is included
                                                          in the calculation of the gain or loss on disposal.
    Under FRS 7 'Fair values in Acquisition Accounting'   Goodwill charged directly against reserves under previous
the acquirer is permitted, in certain circumstances, to   GAAP is not recognised in any profit or loss arising on
finalise the fair value adjustments in the period after   disposal under IFRS 3.
the one in which the acquisition was completed. Any
necessary adjustments to those provisional fair value         Under IFRS 3, the acquirer shall only recognize
adjustments and the corresponding adjustment to goodwill  adjustments to the provisional fair values of assets and
are recognised in the financial statements for that       liabilities acquired in a business combination within 12
period. There is no adjustment to the prior year          months of the acquisition date, with a corresponding
information.                                              adjustment to goodwill. These adjustments are reflected
                                                          as if they had occurred at the acquisition date, by way
                                                          of an adjustment to the comparative information.



IFRS impact:

From 1 January 2004, there will be no amortisation of goodwill recorded at 31
December 2003 (after adjusting for intangible assets required to be recognised under IFRS and any adjustments made to provisional fair values on acquisitions).

The cessation of goodwill amortisation has a positive impact on the income statement. However, goodwill will be the subject of impairment testing at least annually under IFRS. In the event of impairment, the absence of previous amortisation would lead to larger impairment charges than would have been necessary under IR GAAP.

Goodwill previously written off to reserves prior to 1998 is not taken into account in the calculation of profit or loss on disposal of subsidiary or associated undertakings. This will generate a higher profit, or lower loss, on disposal of subsidiary or associated undertakings acquired prior to 1998, under IFRS.


Changes applying to comparatives from 1 January 2004 (and to the IFRS balance sheet at that date)



IR GAAP                                                    IFRS


(i) Dividends
Equity dividends declared after the balance sheet date but Under IAS 10 'Events after the balance sheet date'
before the accounts are approved by the Directors are      dividends declared after the balance sheet date are not
treated as a deduction on the face of the profit and loss  recognised as a liability at the balance sheet date.
account and as a liability at the balance sheet date.
                                                               In respect of preference shares recognised as
    Dividends on preference shares are included in the     shareholders' equity, dividends are accounted for as a
profit and loss account on an accruals basis in accordance movement in shareholders' equity and as a charge
with FRS 4 'Capital Instruments'.                          against earnings per share when they are declared.

IFRS impact:

There will be an increase in shareholders' equity on transition as no liability is recorded in respect of the final dividend. Where dividends on preference shares are paid annually, in the second half of the year, the distribution is a charge against EPS only in the second half of the year.


(j) Share based payments
No expense is recognised for grants of options under the  IFRS 2 'Share-based Payment' requires a fair value based share option schemes. Under these schemes the options are method of accounting for all share-based payments. This granted with a strike price equal to the market value of  value is determined using an options pricing model.
the underlying share at the date of grant.
                                                              The expense is recognised over the period in which
    An expense is recognised for grants awarded under the the options are expected to vest. Actual expense
long term incentive plan schemes, equivalent to the       recognised over the vesting period will be determined by
intrinsic value of the shares awarded. This is charged to the meeting of the vesting conditions and the options
the profit and loss account over the vesting period,      that remain outstanding at the end of the vesting period.
based on the number of options that are expected to vest.
                                                              If an award is made in respect of service in the past
    An expense is recognised in respect of                but an employee must complete a further specified period
Save-As-You-Earn schemes. The expense equates to the      of service before entitlement to the award (the vesting
discount given to the employees on the market price of    period), the expense is spread from the date of
the shares, and is charged to profit and loss over the    commencement of the service period, to which the reward
savings period.                                           relates, to the vesting date.

    Shares awarded under the profit sharing schemes, as a bonus for previous service, are expensed immediately.



IFRS impact:

AIB has elected to apply IFRS 2 to all equity settled share based payments occurring after 7 November 2002 that have not vested by 1 January 2005.

Applying IFRS 2 to AIB's share based payment schemes gives rise to a higher expense than that arising under IR GAAP. It also gives rise to some changes in the timing of recognition of the expense with a transition adjustment at 1
January 2004.




Changes applying to comparatives from 1 January 2004 (and to the IFRS balance sheet at that date)



AIB has implemented IAS 32 'Financial Instruments: Disclosure and Presentation',
IAS39 'Financial Instruments; Recognition and Measurement' and IFRS 4 'Insurance
Contracts' with effect from 1 January 2005.



IR GAAP                                                 IFRS

(k) Loan origination - interest income and
expense recognition
Interest income and expense is recognised in the profit Interest income and interest related fees and costs, are
and loss on an accruals basis over contract lives       recognised at a constant rate to the expected maturity
except in respect of non-performing loans where         date.
interest is not taken to the profit and loss account
when recovery is doubtful. Fees which are considered to     Costs associated with mortgage incentives are accrued
increase the yield on transactions are spread over the  to interest income so as to give a constant rate to
lives of the underlying transactions on a level yield   expected maturity on the mortgage.
basis. All costs associated with mortgage incentive
schemes are charged in the period in which the expense      Fees and commissions received on the completion of a
is incurred. Fees and commissions received for services significant act are recognised immediately.
provided are recognised when earned. Fees and
commissions payable to third parties in connection with
lending arrangements are charged to the profit and loss
account as incurred.



IFRS impact:

On transition, certain fees receivable, and fees and commissions payable that had previously been taken to the profit and loss account are treated as deferred income and deferred costs and shown within loans and receivables. This gives rise to a reclassification from liabilities and a transition adjustment to equity. These deferred fees and costs will be amortised on an effective interest basis to the profit and loss account over the expected residual lives of the financial instruments.

The change in policy gives rise to a reclassification from fee income/fee expense and administrative expenses to interest income with an impact on the net interest margin.

Revisions of expected maturity of loans could generate income volatility.


(l) Loan impairment - allowance and
provision for losses
Specific provisions are made when, in the judgement of    Under IAS 39,impairment provisions are recognised on an
management, the recovery of the outstanding balance is in incurred loss basis if there is objective evidence that
serious doubt. The amount of the specific provision is    the Group will be unable to collect all amounts due on a
intended to cover the difference between the balance      loan according to the original contractual terms.
outstanding on the loan or advance and the estimated
recoverable amount. In certain portfolios, provisions are     Individual credit exposures are evaluated based upon
applied to pools of loans on a formula driven basis       the borrower's character, overall financial condition,
depending on levels of delinquency.                       resources and payment record, the prospects for recovery
                                                          from the realisation of collateral or the calling in of
    General provisions are also made to cover loans which guarantees where applicable.
are impaired at balance sheet date, and while not
specifically identified, are known from experience to be      The estimated recoverable amount is the present value
present in any portfolio of bank advances. The Group      of expected future cash flows, which may result from
holds general provisions at a level deemed appropriate by restructuring or liquidation. Impairment is measured and
management taking into account a number of factors        allowances for credit losses are established for the
including:- the credit grading profiles and movements     difference between the carrying amount and the estimated
within credit grades; historic loan loss rates; local and recoverable amount.
international economic climates and portfolio sector
profiles/industry conditions. The level of general            IAS 39 allows collective assessment of impairment for
provisions                                                individually insignificant items. Smaller value impaired
                                                          loans are grouped together in homogeneous pools sharing
                                                          common characteristics and impairment is measured by
                                                          reference to the loss history experience


Changes applying from 1 January 2005 (and to the IFRS balance sheet at that date)



IR GAAP                                                       IFRS

(l) Loan impairment - allowance and
provision for losses (continued)

is reviewed quarterly to ensure that it remains appropriate. of the asset pool.

    Interest is not taken to profit when recovery is             Where no objective evidence of impairment exists
doubtful.                                                    for an individual asset but there are indications of
                                                             incurred losses in the portfolio, IAS 39 permits the
                                                             creation of provisions for credit losses on an
                                                             incurred loss basis.

                                                                Upon impairment the accrual of interest income
                                                             based on the original terms of the claim is
                                                             discontinued, but the increase of the present value of
                                                             impaired claims due to the passage of time is reported
                                                             as interest income.



IFRS impact:

Application of the IFRS incurred loss model to AIB results in a reduction in the overall level of provisions carried at the balance sheet date and a transition adjustment to equity.

The incurred loss model under IFRS may lead to a more volatile impairment charge in the income statement. In addition, on recognition of individual impairment, the impairment loss will be higher than that recorded under current GAAP due to the requirement to discount the recoverable cash flows.

The higher impairment loss will be offset by the recognition of income in the net recoverable amount due to the passage of time.


(m) Financial instruments
Debt securities held as financial fixed assets are        Under IAS 32 and 39, all debt securities and equity
accounted for on a historic cost basis. These debt        shares are classified and disclosed within one of the
securities are stated in the balance sheet at cost,       following three categories: held-to-maturity;
adjusted for the amortization of any premiums or          available-for-sale; or held as fair value through profit
discounts arising on acquisition and provisions for       or loss.
impairment. Profits and losses on disposal of securities
held for investment purposes are recognised immediately
in other operating income. Profits and losses on disposal
of securities held for hedging purposes are amortised     Held-to-maturity
over the lives of the underlying transactions and
included in net interest income.                              Financial instruments are designated as held-to-
                                                          maturity when they are debt securities held on a
    Debt securities held for trading purposes are stated  continuing use basis by the Group for which the Group has
in the balance sheet at market value. Both realised and   the ability and intention to hold to maturity. These debt
unrealised profits on trading securities are taken        securities are stated in the balance sheet at cost,
directly to the profit and loss account and included      adjusted on an effective interest basis for the
within dealing profits.                                   amortization of any premiums or discounts arising on
                                                          acquisition and provisions for impairment. The
                                                          amortisation of premiums and discounts is included in net
                                                          interest income. Provisions for impairment are included
                                                          in the income statement.



                                                          Available-for-sale

                                                              Available-for-sale financial instruments are stated
                                                          in the balance sheet at fair value with unrealised
                                                          holding gains and losses reported net of applicable taxes
                                                          as a separate component in shareholders' equity. Where
                                                          impairment arises on an available-for-sale security, the
                                                          cumulative loss that has been recognised in equity is
                                                          removed and the impairment is recognised in the profit
                                                          and loss account. When the conditions that created the


Changes applying from 1 January 2005 (and to the IFRS balance sheet at that date)



IR GAAP                                                     IFRS

(m) Financial instruments (continued)

                                                            requirement for a provision no longer exist, the
                                                            provision for debt securities may be reversed through
                                                            the profit and loss account. No reversal of provisions
                                                            for impairment on available for sale equity securities
                                                            is allowed until the security has been disposed of.
                                                            Profits and losses on available for sale debt securities
                                                            are recognised in the profit and loss account based on
                                                            the amortised cost of the security.



                                                            Held as fair value through profit and loss

                                                                Debt securities held as fair value through profit
                                                            and loss are stated in the balance sheet at market value
                                                            with unrealised gains and losses recognised immediately
                                                            in profit and loss.



IFRS impact:

Almost all of AIB's financial instruments, which were previously held as financial fixed assets, are classified as available-for-sale on transition to IFRS. This has given rise to an adjustment to equity on transition.


(n) Derivatives

Non-trading derivative transactions comprise transactions   IAS 39 'Financial instruments: recognition and
held for hedging purposes as part of the Group's risk       measurement' requires all derivatives be recognised as
management strategy against assets, liabilities, positions  either assets or liabilities in the balance sheet at
or cash flows, themselves accounted for on an accruals      their fair value. The accounting for changes in the fair
basis. The gains and losses on these instruments (arising   value of a derivative depends on the intended use of the
from changes in fair value) are not recognised in the       derivative and the resulting designation as described
profit and loss account immediately as they arise.          below.
Derivative transactions entered into for hedging purposes
are recognised in the accounts on an accruals basis             Derivative transactions entered into for hedging
consistent with the accounting treatment of the underlying  purposes are classified as 'fair value hedges' if they transaction or transactions being hedged. A derivative will hedge exposures to changes in the fair value of a
only be classified as a hedge where it is designated as a   recognised asset or liability or firm commitment.
hedge at its inception and where it is reasonably expected  Derivative transactions entered into for hedging that the derivative substantially matches or eliminates the purposes are classified as 'cash flow hedges' if they
exposure being hedged.                                      are hedging the exposure to variable cash flows of a
                                                            recognised asset or liability or of a highly probable
    Except as described below in respect of hedges of the   forecast transaction.
income stream on Group capital, upon early termination of
derivative financial instruments classified as hedges, any      Interest income and expense on derivatives
realised gain or loss is deferred and amortised to net      classified as hedges is recorded within interest income
interest income over the life of the original hedge as long or expense as appropriate.
as the designated assets or liabilities remain. Upon early
termination of derivative transactions classified as hedges     The mark to market of derivatives classified as fair
of the income stream on Group capital, any realised gain or value hedges is recognised in the income statement loss is taken to the profit and loss account as it arises.  within other financial income. The hedged item in a fair value hedge is fair valued with respect to the risk
                                                            being hedged only as long as the hedge remains effective
                                                            and the mark to market of the hedged item is recorded in
                                                            other financial income.

                                                                The mark to market of derivatives designated as cash
                                                            flow hedges is accounted for in equity, net of the
                                                            deferred tax impact. Subsequently it is released into
                                                            the income statement in line with the income statement
                                                            recognition of the element of the hedged asset,
                                                            liability or highly


Changes applying from 1 January 2005 (and to the IFRS balance sheet at that date)



IR GAAP                                                 IFRS
(n) Derivatives (continued)

                                                        probable forecast transaction. Any ineffective portion is
                                                        reported within other financial income in the income
                                                        statement as it arises.

                                                            Where a derivative originally classified as a fair
                                                        value hedge no longer meets the effectiveness tests, or the hedge relationship has ceased for any reason, the
                                                        underlying hedged position is no longer marked to market.
                                                        The fair value adjustment of the hedged item is amortised
                                                        to the profit and loss account on an effective interest
                                                        rate basis from the date the hedging relationship ceases.

                                                            Where a cash flow hedging instrument expires or is
                                                        sold, terminated or exercised, the cumulative gain or loss on the instrument, that remains recognised directly in
                                                        equity from the period when the hedge was effective, is
                                                        released from equity in line with the income statement
                                                        recognition of the underlying hedged position.



IFRS impact:

AIB has implemented IAS 39 such that it complies with the full IAS 39 as published by the IASB. It has also complied with the hedge accounting requirements of the IASB unamended IAS 39 and has not implemented the option provided under the EU 'carved out' version of IAS 39.

The effectiveness rules within IAS 39 have a stricter definition of qualifying hedges and this has resulted in the recognition of current hedging derivatives at fair value with no matching offset where the associated hedging relationship has not met the IAS 39 hedging requirements. There was also an impact on transition due to fair value movements on derivatives in existing hedge relationships, that are designated as cash flow hedges, being taken to the cash flow hedging reserve in equity.

There may be some additional volatility in earnings as a result of a stricter definition of a qualifying hedge relationship under IFRS, the effectiveness of hedging strategies and the resulting recognition of hedge ineffectiveness in the income statement. The amount of this additional volatility in income will depend, in part, on the extent to which the fair value option for liabilities available within IAS 39, but carved out in the EU adopted version of IAS 39, is ultimately endorsed by the EU.

In addition to the classification of derivatives as fair value hedges, AIB intends, where possible, to hedge its interest rate exposure using cash flow hedging. This will give rise to volatility in equity.


(o) Netting

Under IR GAAP where the amounts owed by the Group and the Under IAS 32 'Financial instruments: disclosure and
counterparty are determinable and in freely convertible   presentation', netting is only allowed if the entity
currencies and where the Group has the ability to insist  currently has a legally enforceable right to set off the
on net settlement which is assured beyond doubt and is    recognised amounts and intends either to settle on a net
based on a legal right to settle net that would survive   basis, or to realise the asset and settle the liability
the insolvency of the counterparty, the amounts are shown simultaneously.
in the balance sheet as net assets or net liabilities as
appropriate.



IFRS impact:

There is a gross up of the balance sheet as a result of the requirement to show positions on the balance sheet gross unless there is the intention to settle net. The impact of qualifying netting agreements will be disclosed in the notes to the financial statements.


Changes applying from 1 January 2005 (and to the IFRS balance sheet at that date)



IR GAAP                                                   IFRS


(p) Long term assurance business

Under IR GAAP the value placed on the Group's long- term  The definition of Insurance under IFRS 4 'Insurance
assurance business attributable to shareholders           Contracts' restricts the use of embedded value accounting
represents a valuation of the policies in force together  by the Group to products with significant insurance risk.
with the net tangible assets of the business including
any surplus retained in the long-term business fund which     Investment type products that do not meet the
could be transferred to shareholders. The value of the in definition of insurance contracts must be accounted for
force business is calculated by projecting future         under IAS 39. The inclusion of a valuation of the
surpluses and other net cash flows attributable to the    discounted future earnings expected to emerge from the
shareholder arising from business written by the balance  business currently in force will no longer be possible
sheet date and discounting the result at an appropriate   for such contracts. Any investment management element of
discount rate.                                            such contracts will be accounted for under IAS 18 '
                                                          Revenue'. This requires that investment management fees
    Movements in the value placed on the Group's long-    (and incremental directly attributable costs) be spread
term assurance business attributable to shareholders,     over the period in which services are provided.
grossed up for taxation, are included in other operating
income.



IFRS impact:

Accounting for contracts meeting the IFRS definition of insurance business is not impacted by IFRS 4.

Accounting for investment products under IAS 39 serves to delay the recognition of income for a number of reasons. There is a narrower definition of costs that can be deferred on the sale of investment products. Initial charges on sale of investment products are deferred and accrued over the expected life of the product. There is no opportunity to account for the future surpluses on an embedded value basis.

As a consequence, there was a reduction in equity on transition as the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet will decrease. Income will be recognised on these contracts in later periods due to the change in the valuation basis.


(q) Acceptances

Acceptances are currently accounted for on a net basis.   IAS 39 requires the recognition of a liability for
There is no gross up of the amount to be paid and the     acceptances from the date of acceptance. A corresponding
amount receivable from the originator and thus no balance asset due from the originator will also be recognised.
appears in the balance sheet in relation to these
products.



IFRS impact:

This gives rise to a gross up of the balance sheet with no impact on equity.




Changes applying from 1 January 2005 (and to the IFRS balance sheet at that date)



IR GAAP                                                     IFRS


(r) Classification of financial liabilities

Under IR GAAP capital instruments that are not shares       Financial instruments with an obligation to pay interest
should be treated as liabilities if they involve an         or repay principal are classified in the balance sheet
obligation to transfer economic benefits. All other capital as liabilities. Issue expenses of capital instruments
instruments should be reported in shareholders' funds.      classified as liabilities are deducted from the proceeds
                                                            of issue and the total finance cost is recognised at a
                                                            constant rate to the expected maturity date.

                                                                Financial instruments with no obligation to pay
                                                            interest or repay principal are classified as equity.
                                                            With the exception of dividends declared on ordinary
                                                            shares, dividends on financial instruments within equity
                                                            are accounted for as a movement in shareholders' equity
                                                            and taken into account in the calculation of EPS when
                                                            declared. The issue costs of financial instruments
                                                            classified as equity are deducted from shareholders'
                                                            equity.



IFRS impact:

The US $ 250 million non-cumulative preference shares have been classified as debt while certain subordinated debt issues together with the reserve capital instruments will be classified as equity.

This is a presentational change that will impact the face of the income statement and the balance sheet. Although pre-tax profit will be impacted, there is minimal impact on income attributable to ordinary shareholders. There will be an impact on income statement ratios including, net interest margin, cost income ratio and the effective tax rate.




Special purpose audit report



SPECIAL PURPOSE AUDIT REPORT OF KPMG TO ALLIED IRISH BANKS, P.L.C. (THE COMPANY) ON ITS PRELIMINARY AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS') FINANCIAL INFORMATION

In accordance with the terms of our engagement letter we have audited the accompanying consolidated preliminary IFRS balance sheets of the Company and its subsidiaries ('the Group') as at 1 January 2004 and 31 December 2004, the related consolidated preliminary IFRS income statement for the year ended 31 December 2004, the 1 January 2005 consolidated preliminary balance sheet set out on pages 7 to 8 and the related notes and reconciliations set out on pages 25 to 42 (hereinafter referred to as 'preliminary IFRS financial information').

Included with the preliminary IFRS financial information set out on pages 7 to 8 are the consolidated preliminary balance sheet as at 30 June 2004 and the related consolidated preliminary income statement for the six-month period then ended ('the preliminary IFRS interim financial information').We have not audited this preliminary IFRS interim financial information and therefore it is not covered by this opinion.

The preliminary IFRS financial information has been prepared by the Group as part of its transition to IFRS and as described on pages 25 to 26 to establish the financial position and results of operations of the Group in order to provide the comparative financial information and necessary opening adjustments at 1 January 2005 expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ended 31 December 2005.

Respective responsibilities of Directors and KPMG

The Directors of the Company have accepted responsibility for the preparation of the preliminary IFRS financial information which has been prepared as part of the Group's conversion to IFRS. Our responsibilities, as independent auditors, are established in Ireland by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the preliminary IFRS financial information has been properly prepared, in all material respects, in accordance with the respective accounting policy notes to the preliminary IFRS financial information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We read the other information accompanying the preliminary IFRS financial information and consider whether it is consistent with the preliminary IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS. Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion

We conducted our audit having regard to Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the preliminary IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the preliminary IFRS financial information.




Emphasis of matters

Without qualifying our opinion, we draw your attention to the following matters:

- The basis of preparation set out on pages 25 to 26 explains why there is a possibility that the preliminary IFRS financial information may require adjustment before being used as the basis of preparing the final consolidated IFRS financial statements as at 31 December 2005.

- Due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS consolidated financial statements for the year ended 31 December 2005 may be subject to change.

- As described in the introduction on page 2, as part of its conversion to IFRS, the Group has prepared the preliminary IFRS financial information for the year ended 31 December 2004 to establish the financial position and results of operations of the Group necessary to provide the comparative financial information expected to be included in the Group's first complete set of IFRS consolidated financial statements as at 31 December 2005. The preliminary IFRS financial information does not include comparative financial information for the prior period.

- As explained in the basis of preparation, no adjustments have been made for any changes in estimates made at the time of approval of the 2004 consolidated financial statements under Irish generally accepted accounting principles on which the preliminary IFRS financial information is based.

- As permitted by IFRS 1, IAS 32, IAS 39 and IFRS 4 have not been applied to the preliminary IFRS financial information relating to 2004. The 1 January 2005 preliminary IFRS financial information has been prepared on the basis that IAS 32, IAS 39 and IFRS 4 were applied.

Opinion

In our opinion, the accompanying preliminary IFRS financial information has been properly prepared, in all material respects, in accordance with the basis of preparation and the provisional accounting policies set out on pages 27 to 37, which describe how IFRSs have been applied under IFRS 1, including the assumptions made by the Directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year to 31 December 2005.


KPMG
Chartered Accountants
Dublin
16 June 2005


Special purpose review report



SPECIAL PURPOSE REVIEW REPORT OF KPMG TO ALLIED IRISH BANKS, P.L.C.('THE COMPANY') ON ITS PRELIMINARY INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS') INTERIM FINANCIAL INFORMATION

In accordance with the terms of our engagement letter we have reviewed the accompanying consolidated preliminary IFRS balance sheet of the Company and its subsidiaries ('the Group') as at 30 June 2004 and the related consolidated preliminary IFRS income statement for the six month period then ended set out on pages 43 to 44 and which have been prepared in accordance with the IFRS measurement and recognition principles as set out in the basis of preparation and the provisional accounting policies on pages 25 to 37 (hereinafter referred to as 'the preliminary IFRS interim financial information').

As described on pages 25 to 26, and as part of the Group's transition to IFRS, the preliminary IFRS interim financial information has been prepared by the Group in advance of preparing the Company's first consolidated interim report, in accordance with IFRS measurement and recognition principles, as at and for six month period to 30 June 2005.

Respective responsibilities of Directors and KPMG

The Directors of the Company have accepted responsibility for the preparation of the preliminary IFRS interim financial information which has been prepared as part of the Group's conversion to IFRS. Our responsibilities under the terms of engagement are to report to you our review conclusions as to whether we are aware of any material modifications that should be made to the preliminary IFRS interim financial information which has been prepared, in all material respects, in accordance with the accounting policy notes to the preliminary IFRS interim financial information.

We read the other information accompanying the preliminary IFRS interim financial information and consider whether it is consistent with the preliminary IFRS interim financial information. We consider the implications for our review conclusions if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS interim financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS. Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG will accept no responsibility or liability in respect of our report to any other party.

Basis of review conclusion

We conducted our review having regard to Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the preliminary IFRS interim financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the preliminary IFRS interim financial information.

Emphasis of matters

Without qualifying our review conclusions, we draw your attention to the following matters:

- The basis of preparation set out on pages 25 to 26 explains why there is a possibility that the preliminary IFRS interim financial information may require adjustment before inclusion as comparative information in the Company's interim report for the six month period to 30 June 2005 when the Company prepares its first interim report applying the measurement and recognition principles of IFRS.

- Due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Therefore the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first consolidated IFRS interim report as at and for the six month period to 30 June 2005 may be subject to change.

- The Company has prepared the preliminary IFRS interim financial information for the six month period ended 30 June 2004 to establish the financial position and results of operations of the Company necessary to provide the comparative financial information expected to be included in the Company's first interim report for the six month period to 30 June 2005. The preliminary IFRS interim financial information does not itself include comparative financial information for the prior period.

- As explained in the basis of preparation, no adjustments have been made for any changes in estimates made at the time of approval of the previous Irish GAAP interim report for the six month period ended 30 June 2004 on which the preliminary IFRS interim financial information is based, as required by IFRS 1.

- As permitted by IFRS 1, IAS 32, IAS 39 and IFRS 4 have not been applied to the preliminary IFRS interim financial information. There has been no related restatement of the 30 June 2004 balance sheet. Any adjustments will be shown as an equity movement on 1 January 2005.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary IFRS interim financial information on pages 7 to 8 as presented for the six month period ended 30 June 2004 which has been prepared, in all material respects, in accordance with the basis of preparation and the provisional accounting policies on pages 27 to 37,which describe how the measurement and recognition principles of IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year to 31 December 2005.


KPMG
Chartered Accountants
Dublin
16 June 2005


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)
Trading Update 16 June 2005 - PART 2

Basis of preparation                                                 Appendix 1

First time adoption of International Financial Reporting Standards ('IFRS')

Up to and including the year ended 31 December 2004, AIB's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). On 1 January 2005, AIB Group, in common with other listed entities within the European Union, implemented the requirements of International Financial Reporting Standards and International Accounting Standards (collectively, 'IFRS') for the first time and these will be used for the purpose of preparing financial statements for the year ending 31 December 2005. This document has been prepared based on the recognition and measurement requirements of IFRS issued by the International Accounting Standards Board ('IASB') and endorsed (or where there is a reasonable expectation of endorsement) by the European Union ('EU') by 31 December 2005, other than that in respect of the fair value option as described below.

The IFRS in effect at 31 December 2005 may differ from those applied in the preparation of the financial information in this document due to decisions that may be taken by the EU on endorsement, new or amended standards issued by the IASB, interpretative guidance issued by the International Financial Reporting Interpretations Committee ('IFRIC') and the requirements of companies legislation. In addition, as IFRS is currently being applied in Europe for the first time, certain practices in applying the standards may develop, which may be different than those adopted in this document. Therefore, the financial information in this document could be subject to change.

The financial information contained in this document complies with the EU 'carved out' version of IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') which means that AIB has not availed of the option within the full IAS 39 to measure certain liabilities at fair value. The EU-endorsed version does not permit non-trading financial liabilities to be designated as 'at fair value through profit or loss'. However, it is expected that proposed amendments to IAS 39 will result in the EU endorsing a revised version of the standard that would permit such designation in certain circumstances ('the fair value option'). It is anticipated that the relevant transitional arrangements would permit designation as at 1 January 2005 for companies adopting IFRS from that date. Should this option be available, AIB would consider making use of the proposals where appropriate.

In accordance with IFRS 1 'First-time Adoption of International Financial Reporting Standards' ('IFRS 1'), there have been no adjustments to the estimates made at the time of the approval of the IR GAAP interim report for the six month period ended 30 June 2004 and the financial statements for the year ended 31 December 2004. IFRS 1 provides first time adopters of IFRS with certain exemptions. IFRS 1 also allows or requires a number of other exceptions to its general principle that the standards in force at the reporting date should be applied retrospectively. AIB has availed of certain exemptions as set out below:
-

First time application relating to financial instruments and insurance contracts

AIB has availed of transitional provisions for IAS 32 'Financial Instruments:
Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments:
Recognition and Measurement' ('IAS 39') and IFRS 4 'Insurance Contracts' ('IFRS 4') and will not present comparative information in accordance with these standards in its 2005 financial statements. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts will be prepared on the basis of the Group's accounting policies under IR GAAP.

Share based payments

AIB has implemented the requirements of IFRS 2 'Share Based Payment' ('IFRS 2') to all equity settled share based payments granted after 7 November 2002 that had not vested by 1 January 2005.

Property, plant & equipment

AIB has retained its existing carrying value of occupied properties, plant and equipment at 1 January 2004 as deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1.

Cumulative exchange differences

AIB has elected to deem cumulative exchange differences on the net investments in foreign branches and subsidiaries as zero at January 2004, as permitted by IFRS 1.

Employee benefits

AlB has recognised the cumulative actuarial gains and losses of defined benefit pension schemes and other post retirement benefits upon transition.

Business combinations

AIB has elected not to apply IFRS 3 'Business Combinations' to business combinations that arose prior to 1 January 2004.

Derecognition of financial instruments

Financial instruments derecognised prior to 1 January 2004 have not been re-recognised by the Group under IFRS.


Effects of the transition to IFRS

A description of the differences between IR GAAP and IFRS accounting policies is set out on pages 10 to 20. Reconciliations of balance sheets prepared under IR GAAP and IFRS at 1 January 2004, 30 June 2004 and 31 December 2004 are included on pages 38, 40 and 44. Reconciliations of the profit and loss account prepared in accordance with IR GAAP and prepared in accordance with IFRS for the periods ending 30 June 2004 and 31 December 2004 are included on pages 39 and 43. In addition, a reconciliation of the amount of shareholders' equity at 1 January 2005, before and after the application of IAS 32, IAS 39 and IFRS 4, and an explanation of the effects of their application on the 1 January 2005 balance sheet, is presented on pages 41 to 42 and pages 15 to 20.




Provisional IFRS accounting policies                        Appendix 2

This appendix sets out the Accounting policies that the Group expects to apply from 1 January 2005. Full details of the accounting policies applied in previous periods under IRGAAP can be found on pages 64 to 68 of the 2004 Annual Report.


1 Accounting convention

The restated financial information has been presented in accordance with International Accounting Standards and International Financial Reporting Standards (collectively 'IFRS') as endorsed by the EU or expected to be applicable at 31 December 2005.

The financial statements have been prepared in accordance with IFRS as required by European directives. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets and certain asset and dealing positions.

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Since management's judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Some estimation techniques involve significant amounts of management valuation judgements, often in areas which are inherently uncertain. The estimation techniques which are considered to be most complex are in the areas of impairment of financial assets, share based payments, fair value of financial assets and liabilities, the impairment of goodwill, the value of the long-term assurance business, and retirement benefits.

The accounting policies have been consistently applied by Group entities.

2 Basis of consolidation.

The Group financial information includes the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings made up to the end of the financial year. A subsidiary is one where the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls the entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases. The Group uses the purchase method of accounting to account for the acquisition of subsidiary undertakings. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Intra-group balances and any unrealised gains and losses, or income and expenses, arising from intra-group transactions are eliminated on consolidation. Unrealised losses are eliminated unless the transaction provides evidence of impairment of the asset transferred.

3 Interests in associated undertakings

An associate is generally one in which the Group's interest is greater than 20% and less than 50% and in which the Group has significant influence, but not control over, the entity's operating and financial policies.

Investments in associated undertakings are initially recorded at cost and increased (or decreased) each year by the Group's share of the post acquisition net income (or loss), or other movements reflected directly in the equity of the associated undertaking.

Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group's share of losses in an associate has reduced the carrying amount to zero, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to make payments on behalf of the entity.

The Group's share of the results of associates after tax is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group's interest in the investee. Unrealised losses are also eliminated in the same way as unrealised gains unless the transaction provides evidence of impairment of the asset transferred.

4 Foreign currency translation

The consolidated financial statements are presented in Euro, which is the Group's presentational currency.

Items included in the financial statements of each of the Group's entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Transactions and balances

Foreign currency transactions are translated into the appropriate entity's functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except for qualifying cash flow hedges. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available-for-sale financial assets and non-monetary items, are included directly in equity.

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the Euro are translated into Euro as follows:

o assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;

o income and expenses are translated into Euro at the average rates of exchange during the period; and

o all resulting exchange differences are included in cumulative translation reserves within shareholders' equity.

Exchange differences arising from the translation of the net investment in a foreign operation, and of borrowings designated as hedges of such investments, are taken to a separate component of shareholders' equity and included in the profit or loss on disposal or partial disposal of the foreign operation.

5 Interest income and expense recognition

Interest income and expense is recognised in interest receivable in the income statement for all interest-bearing financial instruments classified as held to maturity, available for sale or other loans and advances using the effective interest method.(what about interest on trading securities) The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

In calculating the effective interest rate, the Group estimates cash flows (using projections based on its experience of customers' behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. The calculation takes into account all fees, including those for early redemption, and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

All costs associated with mortgage incentive schemes are included in the effective interest calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

6 Fee and commission income

Fees and commissions are generally recognised on an accruals basis when the service has been provided, unless they have been included in the effective interest rate calculation. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group has retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants.

Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

7 Financial assets

The Group classifies its financial assets in the following categories: - financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets.

Purchases and sales of investments are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Loans are recognised when cash is advanced to the borrowers. With the exception of financial assets at fair value through profit and loss, financial assets are initially recognised at fair value including direct and incremental transaction costs.

The fair value of assets traded in active markets is based on current bid prices. In the absence of current bid prices, the Group establishes a fair value using valuation techniques. These include the use of recent arm's-length transactions, reference to other similar instruments, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Interest is calculated using the effective interest method and credited to the income statement. Dividends on available-for-sale equity securities are recognised in the income statement when the entity's right to receive payment is established. Impairment losses and translation differences on monetary items are recognised in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

This category has two sub categories:- Financial assets held for trading; and those at fair value through profit or loss at inception. A financial asset is classified in this category if it is held primarily for the purpose of selling in the short term, or if it so designated by management.

The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income. Gains and losses arising from changes in fair value are included directly in the income statement within other financial income.

Derivatives are also classified in this category unless they have been designated as hedges.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group's management has the intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would be required to be reclassified as available for sale.

Available for sale

Available for sale investments are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available for sale investments are recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement.

8 Financial liabilities

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at amortised cost, any difference between the proceeds net of transaction costs and the redemption value is recognised in the income statement using the effective interest method. The Group will consider applying the fair value option to certain financial liabilities if this is permitted.

Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

9 Property, plant & equipment

Property, plant and equipment is stated at cost less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. No depreciation is provided on freehold land. Property, plant and equipment are depreciated on a straight line basis over their estimated useful economic lives. Depreciation is calculated based on the gross carrying amount, less the estimated residual value at the end of its economic life.


The Group generally uses the following useful lives when calculating depreciation:



Freehold buildings and long-leasehold property          50 years
Short leasehold property                                Life of lease, up to 50 years
Costs of adaptation of freehold and leasehold property
Branch properties                                       up to 10 years*
Office properties                                       up to 15 years*
Computers and similar equipment                         3 - 5 years
Fixtures and fittings and other equipment               3 - 10 years

*Subject to the maximum remaining life of the lease.


The Group reviews its depreciation rates regularly to take account of any change in circumstances. When deciding on useful lives and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life.

Gains and losses on disposal of property, plant and equipment are included in the income statement.

10 Intangible assets

Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. Purchased goodwill is the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group's share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition. For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on the acquisitions of associates is included in the carrying amount of those investments in the consolidated financial statements. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Goodwill previously written off to reserves under IRGAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

Computer software

Computer software is stated at cost, less amortisation and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred. Capitalised computer software is amortised over 3 to 5 years.

11 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options, forward rate agreements are used for trading and for hedging purposes.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise as a result of activity generated by customers while others represent proprietary trading with a view to generating incremental income.

Non-trading derivative transactions, comprise transactions held for hedging purposes as part of the Group's risk management strategy, against assets, liabilities, positions or cash flows, themselves accounted for on an amortised cost basis.

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models as appropriate. All derivatives are included in assets when their fair value is positive, and liabilities when their fair value is negative, unless there is the legal ability and intention to settle net. Profits or losses are only recognised on initial recognition of derivatives when there are observable current market transactions or valuation techniques that are based on observable market inputs.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit and loss, the embedded derivative is treated as a separate derivative, and reported at fair value with gains and losses being recognised in the income statement.

Hedging

All derivatives are carried at fair value in the balance sheet and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39, the Group designates certain derivatives as either:

(1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge);
(2) hedges of probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge); or
(3)  hedges of a net investment in a foreign operation.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group discontinues hedge accounting when:

a) it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;
b)   the derivative expires, or is sold, terminated, or exercised;
c)   the hedged item matures or is sold or repaid; or
d)   a forecast transaction is no longer deemed highly probable.

To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed ineffective. The amount of ineffectiveness, (taking into account the timing of the expected cash flows, where relevant) provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement. In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedge.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items this fair value hedging adjustment remains in equity until the hedged item affects profit or loss. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised initially directly in shareholders' equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time, remains in equity and is recognised in the income statement when the forecast transaction arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are recognised immediately in the income statement.

12 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset ('a loss event') and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

Objective evidence that a financial asset, or a portfolio of financial assets, is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)   significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal payments;

c) the granting to the borrower a concession, for economic or legal reasons relating to the borrower's financial difficulty that the Group would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
     i.   adverse changes in the payment status of borrowers in the portfolio;
     ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant (i.e. individually insignifiant). If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective "incurred but not reported ('IBNR')"assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, (individually insignificant impaired assets and IBNR) financial assets are grouped on the basis of similar risk characteristics. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty's ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

When a loan has been subjected to a specific provision and the prospects of recovery do not improve, a time will come when it may be concluded that there is no real prospect of recovery. When this point is reached, the amount of the loan which is considered to be beyond the prospect of recovery is written off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

Assets acquired in exchange for loans and advances in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of an asset. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset and not as an impairment of the original instrument.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement and increases in the fair value of equity shares after impairment are recognised directly in equity.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognised in the income statement.

13 Employee benefits

Retirement benefit obligations

The Group provides employees worldwide with post retirement benefits mainly in the form of pensions.

The Group provides a number of defined benefit and defined contribution retirement benefit schemes the majority of which are funded. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans.

Full actuarial valuation of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each balance sheet date. Scheme assets are valued at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognised in the balance sheet. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes are shown as liabilities. Actuarial gains and losses are recognised immediately in the statement of changes in shareholders' equity.

The cost of providing defined benefit pension schemes to employees, comprising the current service, past service cost, the expected return on plan assets and the change in the preset value of scheme liabilities arising from the passage of time is charged to the income statement within employee expenses.

The cost of the Group's defined contribution schemes, are charged to the income statement in the accounting period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability. The Group has no further obligations under these plans once these contributions have been paid.

Short-term employee benefits

Short-term employee benefits, such as salaries, and other benefits, are accounted for on an accruals basis over the period which employees have provided services in the year. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably. The cost of providing subsidised staff loans and preferential rates on staff deposits is charged within employee expenses.

Share based compensation

The Group operates a number of share based compensation plans. The fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognised in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount to be expensed is determined by reference to the fair value of the option granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

The expense related to share based payments is credited to shareholders' equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium when the options are exercised. When the share based payment give rise to the reissue of shares from treasury shares the proceeds of issue are credited to shareholders' equity. In addition there is a transfer between the share based payment reserve and profit and loss account, reflecting the cost of the share based payment recognised in the profit and loss account.

14 Non-credit risk provisions

Provisions are recognised for present legal or constructive obligations arising as consequences of past events where it is probable that transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When the effect is material, provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability.

Payments are deducted from the present value of the provision and interest at the relevant discount rates is charged annually to interest expense. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions are included in other liabilities.

When a leasehold property ceases to be used in the business, provision is made, where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated income. The provision is calculated using market rates of interest to reflect the long-term nature of the cash flows.

Restructuring costs

Where the Group has a formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring, by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of restructuring, including retirement benefit and redundancy costs, when an obligation exists. The provision raised is normally utilised within twelve months. Future operating costs are not provided for.

Legal claims and other contingencies

Provisions are made for legal claims where the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reasonably estimated.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed in the notes to the financial statements unless they are remote.

15 Income tax, including deferred income tax

Income tax, including deferred income tax, on taxable profits is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided, using the balance sheet liability method, on temporary timing differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantially enacted at the balance sheet date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences will be utilised.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post retirement benefits and tax losses carried forward, and in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.


Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which the profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to items that are charged or credited to equity, is credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

16 Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount. The recoverable amount is determined as the higher of the net selling price of the asset and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm's length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying values of property, plant and equipment and intangible assets are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset's recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews in respect of goodwill, the recoverable amount is determined as the higher of the net selling price of the cash-generating unit and its value in use. Cash-generating units are the lowest level at which management monitors the return on investment on assets.

17 Collateral & netting

The Group enters into master agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer's assets and gives the Group a claim on these assets for both existing and future liabilities.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received, and to loans and advances to banks or customers in the case of cash collateral paid away. Any interest payable or receivable arising is recorded as interest payable or interest income respectively.

Netting

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. This is not generally the case with master agreements, and the related assets and liabilities are presented gross in the balance sheet.

18 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities ('facility guarantees'), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the bank's liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees.

19 Sale and repurchase agreements (including stock borrowing and lending)

Investment and other securities may be lent or sold subject to a commitment to repurchase them ('repos'). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the balance sheet as appropriate.

Similarly, securities purchased subject to a commitment to resell ('reverse repos'), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the balance sheet.

The difference between sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in Net trading income.

20 Leases

Lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership, with or without ultimate legal title. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included within property, plant and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

21 Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares or options or the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders, or in the case of interim dividend when it has been approved by the Board of directors. Dividends declared after the balance sheet date are disclosed in the subsequent events note.

Treasury shares

Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

22 Insurance and investment contracts

The Group has classified its Long term assurance business in accordance with IFRS 4 'Insurance Contracts'. Insurance contracts are those contracts containing significant insurance risk. Tracker bonds which provide for a return of premium on death are regarded as containing significant insurance risk. Investment contracts are contracts that do not have significant insurance risk. There are no contracts with discretionary participating features.

Insurance contracts

The Group accounts for its insurance contracts using the embedded value basis. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business ('VIF').The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the balance sheet date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

Insurance contract liabilities are calculated on the modified statutory basis. Premiums are recognised as revenue when due from the policyholder. Claims are the cost of all claims arising during the period.

Investment contracts

Investment contracts are primarily unit-linked. The liability is measured at fair value, which is the bid value of the assets held to match the liability, less an amount in respect of tax. Revenue in relation to investment management services is recognised as the services are provided. Premiums and claims are accounted for directly in the balance sheet as adjustments to the investment contract liability.

23 Segment reporting

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to different risks and rewards that are different to those of components operating in other economic environments. The Group has determined that business segments are the primary reporting segments.

24 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than 3 months.

25 Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from the financial statements, as they are not assets of the Group.





Reconciliation of consolidated preliminary balance sheet              Appendix 3
As at 1 January 2004

               Irish GAAP Consol- Associated Finance   Software Taxation Intangible Dividends    Share Employee     IFRS
             31 December  idation     under-  Leases                      assets &               based benefits   1 Jan-
                                                                                                              &     uary
                     2003            takings                               goodwill           payments    other     2004
                              (a)        (b)     (c)        (d)      (f)        (h)       (i)      (j)             Total
                   EUR m   EUR m      EUR m   EUR m      EUR m    EUR m      EUR m     EUR m    EUR m    EUR m    EUR m

Assets

Cash and balances
at central banks     838       -          -       -          -        -          -         -        -        -      838
Items in course
of collection        339       -          -       -          -        -          -         -        -        -      339
Central government
bills and other
eligible              45       -          -       -          -        -          -         -        -        -       45
bills
Loans and
advances to banks  2,633       -          -       -          -        -          -         -        -        -    2,633
Loans and advances
to customers      50,490     719          -   (118)          -        -          -         -        -        -   51,091
Securitised
assets               203   (203)          -       -          -        -          -         -        -        -        -
Debt securities   18,127     239          -       -          -        -          -         -        -        -   18,366
Equity shares        180   1,120          -       -          -        -          -         -        -        -    1,300
Interests in
associated
undertakings       1,361       -        (5)       -          -      (5)          4         -        6        -    1,361
Intangible
assets and
goodwill             420       -          -       -        117        -          -         -        -        -      537
Property, plant
and equipment        792      49          -       -       (88)        -          -         -        -        -      753
Other assets       1,507     329          -       -       (13)       20          -         -        -        -    1,843
Deferred
taxation             174       -          -       1          -    (151)          -         -        -      137      161
Prepayments and
accrued income       636       -          -       -          -        -          -         -        -        -      636
Long term
assurance business
attributable to      405   (405)          -       -          -        -          -         -        -        -        -
shareholders
Long term assurance
business
attributable to    2,810 (2,810)          -       -          -        -          -         -        -        -        -
policyholders

Total assets      80,960   (962)        (5)   (117)         16    (136)          4         -        6      137   79,903

Liabilities

Deposits by banks 18,094       -          -       -          -        -          -         -        -        -   18,094
Customer accounts 44,612   (799)          -       -          -        -          -         -        -        -   43,813
Investment
contract
liabilities            -   2,085          -       -          -        -          -         -        -        -    2,085
Debt securities
in issue           3,489       -          -       -          -        -          -         -        -        -    3,489
Insurance contract
liabilities            -     799          -       -          -        -          -         -        -        -      799
Current taxation       -       3          -       -          -      200          -         -        -        -      203
Other liabilities  3,144   (146)          -   (116)          -    (169)          -     (298)        -       17    2,432
Accruals and
deferred income      595    (65)          -       -          -        -          -         -      (4)        4      530
Retirement benefit
liabilities          502       -          -       -          -        -          -         -        -      181      683
Provisions for
liabilities and
charges               87       -          -       -          -        -          -         -        -        -       87
Deferred taxation    142      30          -       -          3    (122)          -         -        1        -       54
Subordinated
liabilities        2,130       -          -       -          -        -          -         -        -        -    2,130
Long term
assurance business
attributable to    2,869 (2,869)          -       -          -        -          -         -        -        -        -
policyholders

Total liabilities 75,664   (962)          -   (116)          3     (91)          -     (298)      (3)      202   74,399

Share capital        290       -          -       -          -        -          -         -        -        -      290
Share premium
account            1,694       -          -       -          -        -          -         -        -        -    1,694
Other equity
interests            196       -          -       -          -        -          -         -        -        -      196
Reserves             951       -          -       -          -     (24)          -         -        -        -      927
Profit and loss
account            2,007       -        (5)     (1)         13     (21)          4       298        9     (65)    2,239
Shareholders'
equity             5,138       -        (5)     (1)         13     (45)          4       298        9     (65)    5,346
Equity and non-
equity minority
interests in         158       -          -       -          -        -          -         -        -        -      158
subsidiaries
Total shareholders'
equity including
minority           5,296       -        (5)     (1)         13     (45)          4       298        9     (65)    5,504
interests

Total liabilities,
shareholders'
equity and        80,960   (962)        (5)   (117)         16    (136)          4         -        6      137   79,903
minority
interests




Reconciliation of consolidated preliminary income statement        Appendix 4

                                                      Year ended 31 December 2004
           Irish GAAP Consol- Associated Finance  Software Taxation Intangible Dividends      Share  Employee      IFRS
                     idation      under-  leases                     assets &                 based  benefits
                                takings                              goodwill              payments         &
                                                                                                       other
                          (a)       (b)     (c)       (d)      (f)        (h)       (i)        (j)
                EUR m   EUR m     EUR m   EUR m     EUR m    EUR m      EUR m     EUR m      EUR m     EUR m     EUR m


Interest and
similar income  4,006      19         -       2         -        -          -         -          -         8     4,035
Interest expense
and similar
charges         1,970    (45)         -       -         -        -          -         -          -      (24)     1,901

Net interest
income          2,036      64         -       2         -        -          -         -          -        32     2,134
Other finance
income             18       -         -       -         -        -          -         -          -      (18)         -
Dividend income    27      33         -       -         -        -          -         -          -         -        60
Fees and
commissions
income          1,031      20         -       -         -        -          -         -          -         -     1,051
Fees and
commissions
expense          (131)     (5)         -       -         -        -          -         -          -         -     (136)
Dealing profits    96     139         -       -         -        -          -         -          -         -       235
Other operating
income            187      79         -       -         -        -          -         -          -       (2)       264
Other income    1,210     266         -       -         -        -          -         -          -       (2)     1,474

Total operating
income          3,264     330         -       2         -        -          -         -          -        12     3,608
Insurance
claims              -     309         -       -         -        -          -         -          -         -       309
Administrative
expenses        1,713      25         -       -      (14)        -          -         -          4        11     1,739
Integration
and
restructuring
costs               9       -         -       -         -        -          -         -          -         -         9
Depreciation of
property, plant
and               125       1         -       -      (59)        -          -         -          -         -        67
equipment
Amortisation/
impairment of
intangible         39       -         -       -        66        -       (26)         -          -         -        79
assets
& goodwill

Total operating
expenses        1,886      26         -       -       (7)        -       (26)         -          4        11     1,894
Group operating
profit before   1,378     (5)         -       2         7        -         26         -        (4)         1     1,405
provisions

Impairment loss
on loans and
advances         (116)       2         -       -         -        -          -         -          -         -     (114)
Provisions for
contingent
liabilities       (20)       -         -       -         -        -          -         -          -         -      (20)
and commitments
Amounts written
off fixed assets     1       -         -       -         -        -          -         -          -         -         1
Group operating
profit           1,243     (3)         -       2         7        -         26         -        (4)         1     1,272
Share of
results of
associates and     201       -      (60)       -         -      (5)          1         -        (5)         -       132
joint ventures
Amortisation of
goodwill on
acquisition       (52)       -         -       -         -        -         52         -          -         -         -
of associates
Profit on
disposal of
property             9       -         -       -         -        -          -         -          -         -         9
Profit on
disposal of
business            17       -         -       -         -        -          -         -          -         -        17
Group profit
before taxation  1,418     (3)      (60)       2         7      (5)         79         -        (9)         1     1,430
Taxation           336     (3)      (61)       -         1      (1)          -         -          -         -       272

Group profit
after taxation   1,082       -         1       2         6      (4)         79         -        (9)         1     1,158
Profit
attributable to
minority            30       -         -       -         -        -          -       (2)          -         1        29
interests
Preference
dividends            5       -         -       -         -        -          -       (1)          -         -         4
                    35       -         -       -         -        -          -       (3)          -         1        33

Profit attributable
to ordinary      1,047       -         1       2         6      (4)         79         3        (9)         -     1,125
shareholders





Reconciliation of consolidated preliminary balance sheet             Appendix 4
As at 31 December 2004

                  Irish Consol- Associated Finance Software Taxation Intangible Dividends    Share Employee      IFRS
                   GAAP                                                                                            31
            31 December idation     under-  Leases                     assets &              based benefits  December
                   2004            takings                             goodwill           payments  & other      2004
                            (a)        (b)     (c)      (d)      (f)        (h)       (i)      (j)              Total
                  EUR m   EUR m      EUR m   EUR m    EUR m    EUR m      EUR m     EUR m    EUR m    EUR m     EUR m
Assets

Cash and balances
at central banks    887       -          -       -        -        -          -         -        -        -       887
Items in course
of collection       368       -          -       -        -        -          -         -        -        -       368
Central government
bills and other       -       -          -       -        -        -          -         -        -        -         -
eligible bills
Loans and
advances to banks 2,320     220          -       -        -        -          -         -        -        -     2,540
Loans and advances
to customers     64,836       -          -    (98)        -        -          -         -        -        -    64,738
Securitised
assets                -       -          -       -        -        -          -         -        -        -         -
Debt securities  24,076     425          -       -        -        -          -         -        -        -    24,501
Equity shares       195   1,446          -       -        -        -          -         -        -        -     1,641
Interests in
associated
undertakings     1,317       -         12       -        -      (9)         52         -        7        -     1,379
Intangible
assets and
goodwill           380       -          -       -      133        -         27         -        -        -       540
Property, plant
and equipment      785      51          -       -     (91)        -          -         -        -        -       745
Other assets     2,247     366          -       -     (18)       27          -         -        -        -     2,622
Deferred
taxation           198       -          -       1        -    (137)          -         -        -      166       228
Prepayments and
accrued income     918       -          -       -        -        -          -         -        2        -       920
Long term
assurance
business           467   (467)          -       -        -        -          -         -        -        -         -
attributable to
shareholders
Long term
assurance
business         3,246 (3,246)          -       -        -        -          -         -        -        -         -
attributable to
policyholders

Total assets   102,240 (1,205)         12    (97)       24    (119)         79         -        9      166   101,109

Liabilities

Deposits by
banks           20,428       -          -       -        -        -          -         -        -        -    20,428
Customer
accounts        51,397 (1,246)          -       -        -        -          -         -        -        -    50,151
Investment
contract
liabilities          -   2,422          -       -        -        -          -         -        -        -     2,422
Debt securities
in issue        11,805       -          -       -        -        -          -         -        -        -    11,805
Insurance
contract
liabilities          -     864          -       -        -        -          -         -        -        -       864
Current taxation     -       -          -       -        -      175          -         -        -        -       175
Other
liabilities      3,900      41          -    (98)        -    (137)          -     (334)        -       16     3,388
Accruals and
deferred income    911       -          -       -        -        -          -         -      (2)        4       913
Retirement
benefit
liabilities        676       -          -       -        -        -          -         -        -      210       886
Provisions for
liabilities and
charges            122       -          -       -        -        -          -         -        -        -       122
Deferred taxation  123      34          -       -        4    (110)          -         -        1        -        52
Subordinated
liabilities      2,765       -          -       -        -        -          -         -        -        -     2,765
Long term
assurance
business         3,320 (3,320)          -       -        -        -          -         -        -        -         -
attributable
to policyholders

Total
liabilities     95,447 (1,205)          -    (98)        4     (72)          -     (334)      (1)      230    93,971
Share capital     294       -          -       -        -        -          -         -        -        -       294
Share premium
account         1,693       -          -       -        -        -          -         -        -        -     1,693
Other equity
interests         182       -          -       -        -        -          -         -        -        -       182
Reserves          977       -          -       -        -     (23)          -         -        -        -       954
Profit and loss
account         2,435       -         12       1       20     (24)         79       336       10     (65)     2,804
Shareholders'
equity          5,581       -         12       1       20     (47)         79       336       10     (65)     5,927
Equity and
non-equity
minority        1,212       -          -       -        -        -          -       (2)        -        1     1,211
interests in
subsidiaries
Total
shareholders'
equity
including       6,793       -         12       1       20     (47)         79       334       10     (64)     7,138
minority
interests

Total
liabilities,
shareholders'
equity and    (1,205)      12        (97)     24     (119)      79         -         9        166 101,109    102,240
minority
interests




Reconciliation of consolidated preliminary balance sheet              Appendix 5
(including IAS 32, IAS 39 and IFRS 4)
As at 1 January 2005

                  IFRS        Loan       Loan   Financial Derivatives Netting Long-term Acceptances   Financial    IFRS
           31 December origination impairment instruments                     assurance             liabilities   1 Jan
                                          2004                                                         business    uary
                               (k)        (l)         (m)         (n)     (o)       (p)         (q)         (r)    2005
                                                                                                                  Total
                EUR m       EUR m      EUR m       EUR m       EUR m   EUR m     EUR m       EUR m       EUR m   EUR m
Assets

Cash and balances
at central banks   887           -          -           -           -       -         -           -           -     887
Items in course
of collection      368           -          -           -           -       -         -           -           -     368
Trading
portfolio assets     -           -          -       7,957           -       -         -           -           -   7,957
Assets held at
fair value through   -           -          -       1,871           -       -         -           -           -   1,871
profit and loss
Derivative
financial
instruments          -           -          -       1,576         162     843         -           -           -   2,581
Loans and
advances to
banks            2,540           -          -         (2)           -       -         -           -           -   2,538
Loans and
advances to
customers       64,738       (111)        146         919           -       -         -           -           -  65,692
Debt
securities      24,501           -          -    (24,501)           -       -         -           -           -       -
Equity shares    1,641           -          -     (1,641)           -       -         -           -           -       -
Financial
instruments          -           -          -      15,720           -       -         -           -           -  15,720
Interests in
associated       1,379           -         17         (1)           -       -         -           -           -   1,395
undertakings
Intangible
fixed assets       540           -          -           -           -       -         -           -           -     540
Property, plant
and equipment      745           -          -           -           -       -         -           -           -     745
Other assets     2,622           -          -     (1,576)          12     601     (211)          12           -   1,460
Deferred taxation  228           -       (24)           -           -       -         -           -           -     204
Prepayments and
accrued income     920           -          -           -        (59)       -         -           -           -     861

Total assets   101,109       (111)        139         322         115   1,444     (211)          12           - 102,819




Reconciliation of consolidated preliminary balance sheet              Appendix 5
(including IAS 32, IAS 39 and IFRS 4)
As at 1 January 2005

                IFRS        Loan       Loan   Financial Derivatives Netting Long-term Acceptances   Financial      IFRS
                  31 origination impairment instruments                     assurance             liabilities         1
            December                                                                                            January
                2004                                                         business                              2005
                             (k)        (l)         (m)         (n)     (o)       (p)         (q)         (r)     Total
               EUR m       EUR m      EUR m       EUR m       EUR m   EUR m     EUR m       EUR m       EUR m     EUR m
Liabilities

Deposits by
banks         20,428           -          -           -           -       -         -            -           -    20,428
Customer
accounts      50,151           -          -           -           -       -         -            -           -    50,151
Trading
portfolio
liabilities        -           -          -         332           -       -         -            -           -       332
Derivative
financial
instruments        -           -          -       1,475         223     843         -            -           -     2,541
Investment
contract
liabilities    2,422           -          -           -           -       -         -            -           -     2,422
Debt
securities in
issue         11,805           -          -           -           -       -         -            -           -    11,805
Insurance
contract
liabilities      864           -          -           -           -     601         -            -           -     1,465
Current
taxation         175           -          -          22           -       -         -            -           -       197
Other
liabilities    3,388           -          -     (1,807)           -       -                     12           -     1,593
Accruals and
deferred income  913        (26)          -           -       (151)       -         -            -        (36)       700
Retirement
benefit
liabilities      886           -          -           -           -       -         -            -           -       886
Provisions for
liabilities and
charges          122           -          -           -           -       -         -            -           -       122
Deferred
taxation          52        (20)                     27           5       -      (26)            -           -        38
Subordinated
liabilities    2,765           -          -           -           -       -         -            -       (587)     2,178

Total
liabilities   93,971        (46)          -          49          77   1,444      (26)           12       (623)    94,858
Share capital    294           -          -           -           -       -         -            -           -       294
Share premium
account        1,693           -          -           -           -       -         -            -           -     1,693
Other equity
interests        182           -          -           -           -       -         -            -         588       770
Reserves         954           -          -         136         254       -     (185)            -           -     1,159
Profit and
loss account   2,804        (65)        139         137       (216)       -         -            -          35     2,834
Shareholders'
equity         5,927        (65)        139         273          38       -     (185)            -         623     6,750
Equity and
non-equity
minority
interests      1,211           -          -           -           -       -         -            -           -     1,211
in subsidiaries
Total
shareholders'
equity
including
minority
interests      7,138        (65)        139         273          38       -     (185)            -         623     7,961

Total
liabilities,
shareholders'
equity and
minority
interests    101,109       (111)        139         322         115   1,444     (211)           12           -   102,819





Reconciliation of consolidated preliminary income statement           Appendix 6
(unaudited)

                                     Half-year ended 30 June 2004
                   Irish GAAP Consol- Associated Finance Software Taxation Intangible Dividends   Share Employee   IFRS
                             idation     under-  leases                     assets &              based benefits
                                        takings                             goodwill           payments  & other
                                 (a)        (b)     (c)      (d)      (f)        (h)       (i)      (j)
                       EUR m   EUR m      EUR m   EUR m    EUR m    EUR m      EUR m     EUR m    EUR m    EUR m  EUR m
Interest and similar
income                 1,826       7          -       1        -        -          -         -        -        4  1,838
Interest expense and
similar charges          849      21          -       -        -        -          -         -        -       11    817

Net interest income      977      28          -       1        -        -          -         -        -       15  1,021
Other finance income       9       -          -       -        -        -          -         -        -      (9)      -
Dividend income           17      21          -       -        -        -          -         -        -        -     38
Fees and commissions
income                   486      21          -       -        -        -          -         -        -        -    507
Fees and commissions
expense                 (63)     (2)          -       -        -        -          -         -        -        -   (65)
Dealing profits           40      63          -       -        -        -          -         -        -        -    103
Other operating income   105      38          -       -        -        -          -         -        -      (1)    142
Other income             585     141          -       -        -        -          -         -        -      (1)    725

Total operating income 1,571     169          -       1        -        -          -         -        -        5  1,746

Insurance claims           -     156          -       -        -        -          -         -        -        -    156
Administrative expenses  819      13          -       -      (6)        -          -         -        2        5    833
Depreciation of property,
plant and equipment       61       -          -       -     (29)        -          -         -        -        -     32
Amortisation/impairment of
intangible assets
& goodwill                15       -          -       -       32        -       (15)         -        -        -     32
Total operating expenses 895      13          -       -      (3)        -       (15)         -        2        5    897

Group operating profit
before provisions        676       -          -       1        3        -         15         -      (2)        -    693
Impairment loss on
loans and advances      (55)       -          -       -        -        -          -         -        -        -   (55)
Provisions for
contingent liabilities
and commitments          (8)       -          -       -        -        -          -         -        -        -    (8)
Amounts written off
fixed assets               -       -          -       -        -        -          -         -        -        -      -

Group operating profit   613       -          -       1        3        -         15         -      (2)        -    630

Share of results of
associates and
joint ventures            98       -       (31)       -        -      (2)          -         -      (3)        -     62
Amortisation of goodwill
on acquisition of
associates              (26)       -          -       -        -        -         26         -        -        -      -
Profit on disposal of
property                   2       -          -       -        -        -          -         -        -        -      2
Profit on disposal of
business                  12       -          -       -        -        -          -         -        -        -     12

Group profit before
taxation                 699       -       (31)       1        3      (2)         41         -      (5)        -    706
Taxation                 175       -       (31)       -        1        -          -         -        -        -    145

Group profit after
taxation                 524       -          -       1        2      (2)         41         -      (5)        -    561
Profit attributable to
minority interests        17       -          -       -        -        -          -         -        -        -     17
Preference dividends       2       -          -       -        -        -          -         -        -        -      2
                          19       -          -       -        -        -          -         -        -        -     19

Profit attributable to
shareholders             505       -          -       1        2      (2)         41         -      (5)        -    542





Reconciliation of consolidated preliminary balance sheet (unaudited)   Appendix 6
As at 30 June 2004

                  Irish GAAP Consol-   Asso-  Finance  Software Taxation Intangible Dividends Share    Employee   IFRS
                    30 June  idation ciated   Leases                     assets &             based  benefits & 30 June
                       2004            under                             goodwill           payments    other      2004
                                     takings
                               (a)        (b)    (c)      (d)      (f)        (h)       (i)      (j)
                       EUR m   EUR m   EUR m   EUR m    EUR m    EUR m      EUR m     EUR m    EUR m    EUR m    EUR m

Assets

Cash and balances
at central banks         599       -       -       -        -        -          -         -        -        -      599
Items in course of
collection               625       -       -       -        -        -          -         -        -        -      625
Central government bills
and other eligible bills 153       -       -       -        -        -          -         -        -        -      153
Loans and advances to
banks                  2,741       -       -       -        -        -          -         -        -        -      2,741
Loans and advances to
customers             58,502     876       -   (120)        -        -          -         -        -        -     59,258
Securitised assets       205   (205)       -       -        -        -          -         -        -        -          -
Debt securities       23,974     254       -       -        -        -          -         -        -        -     24,228
Equity shares            178   1,292       -       -        -        -          -         -        -        -      1,470
Interests in
associated
undertakings           1,435       -     (5)       -        -      (8)         31         -        6        -      1,459
Intangible assets
and goodwill             406       -       -       -      113        -         15         -        -        -        534
Property, plant and
equipment                786      50       -       -     (81)        -          -         -        -        -        755
Other assets           1,471     346       -       -     (13)       20          -         -        -        -      1,824
Deferred taxation        179       -       -       -        -    (146)          -         -        -      133        166
Prepayments and
accrued income           813       -       -       -        -        -          -         -        2        -        815
Long term assurance
business attributable
to shareholders          426   (426)       -       -        -        -          -         -        -        -          -
Long term assurance
business attributable
to policyholders       3,057 (3,057)       -       -        -        -          -         -        -        -          -

Total assets          95,550   (870)     (5)   (120)       19    (134)         46         -        8      133     94,627

Liabilities

Deposits by banks     23,838       -       -       -        -        -          -         -        -        -     23,838
Customer accounts     48,606   (866)       -       -        -        -          -         -        -        -     47,740
Investment contract
liabilities                -   2,344       -       -        -        -          -         -        -        -      2,344
Debt securities in
issue                  6,826       -       -       -        -        -          -         -        -        -      6,826
Insurance contract
liabilities                -     733       -       -        -        -          -         -        -        -        733
Current taxation           -       1       -       -        -      208          -         -        -        -        209
Other liabilities      3,628       -       -   (120)        -    (178)          -     (181)        -       17      3,166
Accruals and deferred
income                   732       -       -       -        -        -          -         -      (2)        4        734
Retirement benefit
liabilities              448       -       -       -        -        -          -         -        -      176        624
Provisions for
liabilities and charges  115       -       -       -        -        -          -         -        -        -        115
Deferred taxation        138      32       -       -        3    (117)          -         -        1        -         57
Subordinated
liabilities            2,170       -       -       -        -        -          -         -        -        -      2,170
Long term assurance
business attributable
to policyholders       3,114 (3,114)       -       -        -        -          -         -        -        -          -

Total liabilities     89,615   (870)       -   (120)        3     (87)          -     (181)      (1)      197     88,556

Share capital            293       -       -       -        -        -          -         -        -        -        293
Share premium account  1,694       -       -       -        -        -          -         -        -        -      1,694
Other equity interests   203       -       -       -        -        -          -         -        -        -        203
Reserves                 989       -       -       -        -     (24)          -         -        -        -        965
Profit and loss
account                2,576       -     (5)       -       16     (23)         46       181        9     (64)      2,736
Shareholders' equity   5,755       -     (5)       -       16     (47)         46       181        9     (64)      5,891
Equity and non-equity
minority interests in
subsidiaries             180       -       -       -        -        -          -         -        -        -        180
Total shareholders'
equity including
minority interests     5,935       -     (5)       -       16     (47)         46       181        9     (64)      6,071

Total liabilities,
shareholders' equity
and minority
interests             95,550   (870)     (5)   (120)       19    (134)         46         -        8      133     94,627





Consolidated pro-forma income statement           Appendix 7
                                                                                          Pro-forma      Pro-forma
                                                                                               IFRS           IFRS
                                                                                               year      half-year
                                                                                        31 December        30 June
                                                                                               2004           2004
                                                                                              EUR m          EUR m

Net interest income                                                                           2,254          1,080
Other income                                                                                  1,348            669

Total operating income                                                                        3,602          1,749
Insurance claims                                                                                309            156
Total operating expenses                                                                      1,893            896
Provisions                                                                                      133             63

Group operating profit                                                                        1,267            634
Share of operating profit of associated undertakings                                            132             62
Profit on disposal of property                                                                    9              2
Profit on disposal of businesses                                                                 17             12

Group profit on ordinary activities before taxation                                           1,425            710
Taxation on ordinary activities                                                                 264            139

Group profit on ordinary activities after taxation                                            1,161            571
Profit attributable to minority interests                                                        31             17
Dividends on non-equity instruments                                                              47             25
                                                                                                 78             42

Profit attributable to the ordinary shareholders of Allied Irish Banks, p.l.c.                1,083            529

Pro-forma earnings per EUR 0.32 ordinary share - basic                                        127.1c          62.4c




Summarised IFRS segmental pro-forma information Appendix 7
                                                                                            Year 31 December 2004
                                                       AIB Bank  AIB Bank   Capital  Poland      Group      Total
                                                            ROI     GB&NI   Markets
Segmental information                                     EUR m     EUR m     EUR m   EUR m      EUR m      EUR m

Operations by business segments
Net interest income                                       1,207       447       396     180         24      2,254
Other income                                                643       142       345     180         38      1,348

Total operating income                                    1,850       589       741     360         62      3,602
Insurance claims                                            309         -         -       -          -        309
Total operating expenses                                    839       303       403     245        103      1,893
Provisions                                                   44        13        29      29         18        133

Group operating profit/(loss)                               658       273       309      86       (59)      1,267
Share of operating (loss)/profit of
associated undertakings                                     (1)         -         4       1        128        132
Profit on disposal of property                                7         1         -       1          -          9
Profit on disposal of businesses                              -         -         4      13          -         17

Group profit on ordinary activities
   before taxation                                          664       274       317     101         69      1,425






                                                                                                Half-year 30 June
                                                                                                             2004
                                                       AIB Bank  AIB Bank   Capital  Poland      Group      Total
                                                            ROI     GB&NI   Markets
Segmental information                                     EUR m     EUR m     EUR m   EUR m      EUR m      EUR m
Operations by business segments
Net interest income                                         585       215       192      84          4      1,080
Other income                                                308        71       162      91         37        669

Total operating income                                      893       286       354     175         41      1,749
Insurance claims                                            156         -         -       -          -        156
Total operating expenses                                    406       150       185     118         37        896
Provisions                                                   28       (3)        17      21          -         63

Group operating profit                                      303       139       152      36          4        634
Share of operating profit of
   associated undertakings                                    -         -         3       -         59         62
Profit on disposal of property                                -         1         -       1          -          2
Profit on disposal of businesses                              -         -         -      12          -         12

Group profit on ordinary activities
    before taxation                                         303       140       155      49         63        710





Reconciliation of pro-forma consolidated             Appendix 7 income statement
                                                                                            Year 31 December 2004
                                                               IFRS        EIR  Insurance   Financial        IFRS
                                                            Audited                       instruments   pro-forma
                                                              EUR m      EUR m      EUR m       EUR m       EUR m

Net interest income                                           2,134         73          -          47       2,254
Other income                                                  1,474      (102)       (24)           -       1,348

Total operating income                                        3,608       (29)       (24)          47       3,602
Insurance claims                                                309          -          -           -         309
Total operating expenses                                      1,894        (1)          -           -       1,893
Provisions                                                      133          -          -           -         133

Group operating profit/(loss)                                 1,272       (28)       (24)          47       1,267
Share of operating profit/(loss) of
    associated undertakings                                     132          -          -           -         132
Profit on disposal of property                                    9          -          -           -           9
Profit on disposal of businesses                                 17          -          -           -          17

Group profit on ordinary activities
   before taxation                                            1,430       (28)       (24)          47       1,425




                                                                                           Half-year 30 June 2004
                                                               IFRS        EIR  Insurance   Financial        IFRS
                                                          Unaudited                       instruments   pro-forma
                                                              EUR m      EUR m      EUR m       EUR m       EUR m
Net interest income                                           1,021         35          -          24       1,080
Other income                                                    725       (54)        (2)           -         669

Total operating income                                        1,746       (19)        (2)          24       1,749
Insurance claims                                                156          -          -           -         156
Total operating expenses                                        897        (1)          -           -         896
Provisions                                                       63          -          -           -          63

Group operating profit/(loss)                                   630       (18)        (2)          24         634
Share of operating profit of
    associated undertakings                                      62          -          -           -          62
Profit on disposal of property                                    2          -          -           -           2
Profit on disposal of businesses                                 12          -          -           -          12

Group profit on ordinary activities
   before taxation                                              706       (18)        (2)          24         710




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  16 June, 2005                            By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.